      As Filed With The Securities and Exchange Commission on July 31, 2000

                                                      Registration No. 333-37604

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933
                              inTEST CORPORATION
            (Exact name of registrant as specified in its charter)

         Delaware                                       3825                            22-2370659
(State or other jurisdiction              (Primary Standard Industrial              (I.R.S. Employer
      of incorporation)                    Classification Code Number)             Identification No.)

                                 2 Pin Oak Lane
                          Cherry Hill, New Jersey 08003
                                 (856) 424-6886
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              ROBERT E. MATTHIESSEN
                      President and Chief Executive Officer
                               inTEST Corporation
                                 2 Pin Oak Lane
                          Cherry Hill, New Jersey 08003
                                 (856) 424-6886
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

   CHARLES C. ZALL, Esq.                               ALAN SINGER, Esq.
PATRICIA A. GRITZAN, Esq.                          Morgan, Lewis & Bockius LLP
  Saul, Ewing, Remick & Saul LLP                      1701 Market Street
 1500 Market Street, 38th Floor                     Philadelphia, PA 19103
    Philadelphia, PA 19102                              (215) 963-5000
       (215) 972-7777


    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________.
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________________.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION, DATED JULY 31, 2000



PROSPECTUS


                                2,000,000 Shares

                                  [inTEST Logo]

                               inTEST CORPORATION
                                  Common Stock


                                 Common Stock
                            ---------------------

     Of the 2,000,000 shares of our common stock being sold in this offering, we are offering 1,000,000 shares of our common stock and the selling stockholders named in this prospectus are offering 1,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq National Market under the symbol "INTT." On July 28, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $15 1/16 per share.


                            ---------------------

Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 5.

                            ---------------------


================================================================================
                                                  Per Share     Total
--------------------------------------------------------------------------------
Public price .................................        $           $
Underwriting discount ........................        $           $
Proceeds, before expenses, to inTEST .........        $           $
Proceeds to selling stockholders .............        $           $
================================================================================

     The underwriters may also purchase up to an additional 300,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is accurate or adequate. It is illegal for any person to tell you otherwise.

                            ---------------------

Needham & Company, Inc.

                          Adams, Harkness & Hill, Inc.


                                                    Janney Montgomery Scott LLC


                The date of this prospectus is _________, 2000.

                               INSIDE FRONT COVER


                                 [inTEST LOGO]


                         INTEGRATED INTERFACE SOLUTIONS

inTEST provides high performance manipulator, docking hardware, tester interface and temperature management products that are designed to enable semiconductor manufacturers to develop efficient IC test procedures.

This photo shows an automated test system with an in2(R) universal manipulator holding a test head above a wafer prober with docking hardware and a tester interface.

[Photo of an automated test system with an in2(R) universal manipulator holding a test head above a wafer prober with docking hardware and a tester interface.]

                                TABLE OF CONTENTS

                                                                                           Page
                                                                                          -----
Where You Can Find More Information .....................................................   ii
Incorporation of Certain Documents by Reference .........................................   ii
Prospectus Summary ......................................................................    1
Risk Factors ............................................................................    5
Special Note Regarding Forward-Looking Information ......................................   10
Use of Proceeds .........................................................................   11
Capitalization ..........................................................................   12
Price Range of Common Stock .............................................................   13
Dividend Policy .........................................................................   13
Selected Consolidated Financial Data ....................................................   14
Management's Discussion and Analysis of Financial Condition and Results of Operations ...   15
Business ................................................................................   23
Management ..............................................................................   32
Principal and Selling Stockholders ......................................................   35
Underwriting ............................................................................   38
Legal Matters ...........................................................................   39
Experts .................................................................................   39
Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule   F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," "inTEST" or the "Company" in this prospectus mean inTEST Corporation and all entities owned or controlled by inTEST Corporation, except where it is made clear that the term means only the parent company.

                       WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-3, as required by the Securities Act of 1933, with respect to the common stock we propose to sell in this offering. Portions of the registration statement not included in this prospectus and the exhibits and schedules attached to the registration statement contain additional relevant information about us and our common stock. In addition, we file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Office     New York Regional Office     Chicago Regional Office
Room 1024                   7 World Trade Center         500 West Madison Street
450 Fifth Street, N.W.      14th Floor                   Suite 1400
Washington, DC 20549        New York, NY 10048           Chicago, IL 60661


     You may obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's Internet site at: www.sec.gov. This URL is intended to be an inactive textual reference only.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus, and information contained in this prospectus and that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents we incorporate by reference are:


     o our annual report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed on April 26, 2000 and Form 10-K/A filed on June 30, 2000;

     o our quarterly report on Form 10-Q for the quarter ended March 31, 2000, as amended by Form 10-Q/A filed on June 21, 2000;

     o our current report on Form 8-K dated March 9, 2000, as amended by Form 8-K/A filed on May 16, 2000;

     o our current report on Form 8-K dated March 31, 2000;

     o our current report on Form 8-K dated May 16, 2000;

     o our current report on Form 8-K dated July 19, 2000;

     o our current report on Form 8-K dated July 27, 2000; and

     o the description of our common stock contained in our registration statement on Form 8-A filed on May 6, 1997.

     You may request a copy of these filings at no cost by writing or telephoning: inTEST Corporation, 2 Pin Oak Lane, Cherry Hill, NJ 08003, Attn:
Hugh T. Regan, Jr.; Telephone: (856) 424-6886.

     This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information incorporated by reference in or provided in this prospectus and the registration statement. We have authorized no one to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the information incorporated by reference in this prospectus.

                               inTEST CORPORATION

     We are a leading independent designer, manufacturer and marketer of interface solutions and temperature management products that semiconductor manufacturers use in conjunction with automatic test equipment, or ATE, in the testing of integrated circuits, or ICs. Our interface solutions products include manipulator, docking hardware and tester interface products. Our high performance products are designed to enable semiconductor manufacturers to improve the efficiency of their IC test processes and, consequently, their profitability. We supply our products worldwide to major semiconductor manufacturers directly and through leading ATE manufacturers. Our customers include Motorola, Hewlett Packard, Lucent Technologies, ST Microelectronics, Texas Instruments, IBM, Analog Devices, Teradyne, LTX, Cascade Microtech, Electroglas and Tokyo Seitmitsu.

     Semiconductor manufacturers test ICs at various stages of the manufacturing process. We believe that testing costs represent a significant portion of the total cost of manufacturing. Semiconductor manufacturers compete primarily based on product performance and price, and, therefore, seek to maximize test yields, shorten the test cycle, and otherwise reduce or control testing costs. At the same time, the growing complexity of ICs has increased the difficulty of maximizing IC test yields. As a result of these pressures, semiconductor manufacturers strive to develop cost-effective test methodologies through maximizing ATE usage, creating smaller test areas and increasing the use of wafer-level testing. These methodologies enable semiconductor manufacturers to reduce costs because defective components are identified earlier in the manufacturing process.

     We believe the demand for ATE and related products largely depends on the level of capital expenditures by semiconductor manufacturers. These expenditures are driven primarily by the growing demand for ICs, new IC designs and packaging, and evolving production technologies. Dataquest, an independent market research group, estimates that capital spending by semiconductor manufacturers was $30.1 billion in 1998, and projects that such spending will be $63.5 billion in 2004 after reaching $74.9 billion in 2002.

     We have focused our efforts on designing high quality products that provide superior performance to our customers. We strive to enable our customers to perform IC testing in the most efficient and cost-effective manner possible by providing:

     Scalable, Universal, High Performance Interface Technology: Our customers can use our products in virtually any test setting and can use them effectively with the newer generations of testers that are increasing in size, weight and complexity.

     Compatibility and Integration: Our products make a wide range of ATE compatible, thus enabling smoother changeover during test, longer lives for interface components and more accurate test results.

     Wafer Level Testing: Our advanced thermal chuck systems enable our customers to test wafers under precise temperature conditions, providing identification of defective ICs earlier in the manufacturing process, thereby eliminating the costs of packaging and testing these defective ICs.

     Worldwide Customer Service and Support: We provide a high level of customer support by locating our customer service and support personnel close to most of our customers' facilities. We work closely with our customers in all phases of developing test solutions.

     Our goal is to be recognized in our industry as the designer and manufacturer of the highest quality products in our market and to become a supplier for all of our customers' ATE needs, other than probers, handlers and testers. Key elements of our strategy include:

     o providing technologically advanced solutions;


     o leveraging our strong customer relationships;

     o continuing our international expansion; and

     o pursuing synergistic acquisitions.

     Our principal executive offices are located at 2 Pin Oak Lane, Cherry Hill, New Jersey, 08003, and our telephone number is (856) 424-6886. Our corporate web site is: www.intest.com. This URL is intended to be an inactive textual reference only. The information in our website is not part of this prospectus.

     "inTEST," "in2," "Pro Dock," "ThermoChuck," "ThermoStream," the inTEST logo, the in2 logo and the Temptronic logo are our trademarks. This prospectus also contains the trademarks and trade names of other companies.

                                 Recent Events

     On March 9, 2000, we acquired Temptronic Corporation. The acquisition was in the form of a merger of Temptronic into a subsidiary of ours, and was accounted for as a pooling of interests. Temptronic designs, makes, sells and services high-performance temperature management products used in the testing of ICs and other electronic products. These temperature management products complement our existing products. The description of our business and financial information in this prospectus includes Temptronic.

                                 Recent Results

     Set forth below is unaudited capsule information for the second quarter of 2000 compared to the second quarter of 1999 and the first half of 2000 compared to the first half of 1999. You should read this information in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consolidated Statement of Earnings Data:





                                                                 Three Months Ended             Six Months Ended
                                                                      June 30,                      June 30,
                                                             ---------------------------   ---------------------------
                                                                 2000           1999           2000           1999
                                                             ------------   ------------   ------------   ------------
                                                                       (in thousands, except per share data)
Net revenues .............................................     $ 21,317       $ 10,816       $ 41,570       $ 19,039
Gross margin .............................................       10,506          5,314         20,482          9,066
Operating expenses:
 Selling expense .........................................        2,709          1,873          5,027          3,411
 Engineering and product development expense .............        1,621          1,185          3,070          2,252
 General and administrative expense ......................        1,870          1,289          3,344          2,376
 Merger-related costs ....................................          115             --          2,672             --
Operating income .........................................        4,191            967          6,369          1,027
Other income .............................................          163             84            262             88
Income tax expense .......................................        1,560            357          3,359            482
Net earnings .............................................        2,794            694          3,272            633
Net earnings per common share -- basic ...................     $   0.34       $   0.09       $   0.40       $   0.08
Weighted average common shares outstanding -- basic ......        8,190          8,071          8,164          8,066
Net earnings per common share -- diluted .................     $   0.33       $   0.08       $   0.39       $   0.08
Weighted average common shares outstanding -- diluted.....        8,528          8,218          8,497          8,221



Consolidated Balance Sheet Data:




                                                              As of:
                                                 ------------------------------
                                                 June 30, 2000   Dec. 31, 1999
                                                 -------------   -------------
                                                         (in thousands)
Cash and cash equivalents ......................    $10,020         $12,047
Trade accounts and notes receivable ............     14,192          10,020
Inventories ....................................     10,761           7,972
Total current assets ...........................     36,826          32,208
Net machinery and equipment ....................      3,407           2,697
Total assets ...................................     47,201          43,015
Accounts payable ...............................      5,557           5,195
Accrued expenses ...............................      3,083           3,011
Total current liabilities ......................     12,287          11,424
Long-term debt, net of current portion .........         --             133
Total stockholders' equity .....................     34,914          31,458

                                  The Offering

     Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.




Common stock offered by inTEST ...........................   1,000,000 shares
Common stock offered by the selling stockholders .........   1,000,000 shares
Common stock outstanding after the offering ..............   9,652,961 shares
Use of proceeds ..........................................   We expect to use the proceeds of this
                                                             offering for general corporate purposes,
                                                             including working capital and potential
                                                             acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol ............................   INTT





     The common stock outstanding after the offering is based upon the number of shares outstanding as of June 1, 2000 and does not include 605,552 shares of common stock issuable upon exercise of options outstanding under our option plans, which are exercisable at a weighted-average price of $9.47 per share. We currently plan to increase the number of shares authorized under our 1997 Stock Plan by 500,000 shares to a total of 1,000,000 shares.

                       Summary Consolidated Financial Data
                     (in thousands, except per share data)

Consolidated Statement of Earnings Data:


                                                                                                       Three Months Ended
                                                        Years Ended December 31,                            March 31,
                                ------------------------------------------------------------------  -------------------------
                                   1995         1996          1997          1998          1999          1999         2000
                                ----------  ------------  ------------  ------------  ------------  -----------  ------------
Net revenues .................   $28,568      $ 36,259      $ 40,014      $ 36,058      $ 53,585      $ 8,223      $ 20,254
Gross margin .................    16,727        20,512        20,914        17,188        26,710        3,752         9,975
Operating income .............     5,706         7,211         5,840         2,076         7,327           60         2,177
Net earnings (loss) ..........     4,443         5,613         4,223         1,058         6,133          (61)          478
Net earnings (loss) per common
 share:
  Basic ......................                $   0.82      $   0.55      $   0.14      $   0.76      $ (0.01)     $   0.06
  Diluted ....................                $   0.76      $   0.54      $   0.14      $   0.74      $ (0.01)     $   0.06
Weighted average common shares
 outstanding:
  Basic ......................                   5,325         6,531         7,669         8,084        8,062         8,137
  Diluted ....................                   5,688         6,697         7,822         8,266        8,062         8,466

Consolidated Balance Sheet Data:

                                                        As of March 31, 2000
                                                      ------------------------
                                                        Actual     As Adjusted
                                                      ---------   ------------
Cash and cash equivalents ........................    $ 8,682       $22,341
Working capital ..................................     22,036        35,695
Total assets .....................................     43,541        57,200
Total stockholders' equity .......................     32,007        45,666

     The 1996 and 1997 net earnings per common share and weighted average share data are presented on a pro forma basis to reflect our results as if we had been taxed as a C corporation for all of 1996 and 1997 and as if we had acquired our minority interests in three foreign subsidiaries on January 1, 1996, rather than on June 20, 1997, the actual date of the acquisition.

     The "as adjusted" column in the chart above reflects the sale of 1,000,000 shares of common stock by us in this offering and the estimated net proceeds of approximately $13.7 million based on an assumed public offering price of $15 1/16 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties that we describe below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

Our sales reflect the cyclicality of the semiconductor industry, which causes our operating results to fluctuate significantly.

     Our business depends in significant part upon the capital expenditures of semiconductor manufacturers. Capital expenditures by these companies depend upon, among other things, the current and anticipated market demand for semiconductors and the products that utilize them. Typically, semiconductor manufacturers curtail capital expenditures during periods of economic downturn. Conversely, semiconductor manufacturers increase capital expenditures when market demand requires the addition of new or expanded production capabilities or the reconfiguration of existing fabrication facilities to accommodate new products. These market changes have caused in the past, and will likely cause in the future, our operating results to fluctuate. Any future downturns or slowdowns in the semiconductor industry would likely result in a reduction in demand for our products and hurt our sales and operating results.

Our operating results often change significantly from quarter to quarter and may cause fluctuations in our stock price.

     During the last three years, our operating results have fluctuated significantly from quarter to quarter. We believe that these fluctuations occur primarily due to the cycles of demand in the semiconductor manufacturing industry. In addition to the changing cycles of demand in the semiconductor manufacturing industry, other factors that have caused our quarterly operating results to fluctuate in the past, or that may cause fluctuations or losses in the future, include:

     o competitive pricing pressures;

     o delays in shipments of our products;

     o the mix of our products sold;

     o the mix of customers and geographic regions where we sell our products;

     o changes in our fixed costs;

     o costs associated with the development of our proprietary technology;

     o costs and timing of completion and integration of our acquisitions;

     o the timing of additional selling, general and administrative expenses to support our new business;

     o our ability to obtain raw materials or fabricated parts when needed; and

     o cancellation or rescheduling of orders by our customers.

     Because the market price of our common stock has tended to vary based on, and in relation to, changes in our operating results, fluctuations in the market price of our stock are likely to continue as variations in our quarterly results continue.

If we do not successfully integrate Temptronic's business, we may not realize the expected benefits from the merger.

     We completed our merger with Temptronic on March 9, 2000. Integrating Temptronic's operations with ours may be more difficult, time-consuming and costly than anticipated. The difficulties involved in integrating the two companies, which could be substantial, include:

     o possible distraction of management and key personnel from the customary day-to-day business of the combined company may occur;

     o the business cultures of the two companies could prove to be incompatible;

     o implementing common systems and procedures, especially information and accounting systems, could be costly and time-consuming;

     o key technical, sales and customer support personnel may elect to leave;
       and

     o unanticipated problems and liabilities may occur.

     If we are unable to realize benefits from the merger when and to the extent expected, our business may suffer.

The expansion of our operations may interfere with day-to-day operations.

     We are expanding our operations significantly. We have added 155 employees in the period from December 31, 1998 through March 31, 2000 and will need to further increase personnel to handle higher production levels. This expansion has placed, and will continue to place, substantial demands on our management resources. Moreover, to accommodate anticipated growth and expansion, we must hire, train, manage, retain and motivate qualified personnel. We cannot assure you that we will be able to hire the qualified personnel that we will need, and the failure to hire the personnel as needed may impair our ability to expand. In addition, the planned relocation of existing facilities in New Jersey and Massachusetts may disrupt operations, cause delays in meeting production schedules and place additional burdens on our management and internal resources.

We intend to acquire additional businesses. If we are unable to do so, our future rate of growth may be limited.

     A key element of our growth strategy is to acquire businesses, technologies or products that expand and complement our current businesses. We may not be able to execute our acquisition strategy if:

     o we are unable to identify suitable businesses or technologies to acquire;

     o we do not have access to required capital at the necessary time; or

     o we are unwilling or unable to outbid larger, more resourceful companies.

Our acquisition strategy involves financial and management risks which may adversely affect our earnings in the future.

     If we acquire additional businesses, technologies or products, we will face the following additional risks:


   o future acquisitions could divert management's attention from daily operations or otherwise require additional management, operational and financial resources;

   o we might not be able to integrate future acquisitions into our business successfully or operate acquired businesses profitably;

   o we may realize substantial acquisition related expenses, including the amortization of goodwill, which would reduce our net earnings in future years; and

   o our investigation of potential acquisition candidates may not reveal problems and liabilities of the companies that we acquire.

     If any of the events described above occur, our earnings could be reduced. If we issue shares of our stock or other rights to purchase our stock in connection with any future acquisitions, we could dilute our existing stockholders' interests and our earnings per share may decrease. If we issue debt in connection with any future acquisitions, lenders may impose covenants on us which could, among other things, restrict our ability to increase capital expenditures or to acquire additional businesses.

Our industry is subject to rapidly evolving technological change, and our business prospects would be hurt if we are unable to respond to innovations in the semiconductor industry.

     Semiconductor technology continues to become more complex as manufacturers incorporate ICs into an increasing variety of products. This trend, and the rapid changes needed in automatic testing systems to respond to developments in the semiconductor industry, are likely to continue. The demand for new testing systems provides both an opportunity and the need for us to develop innovative products. We cannot assure you that we will be successful in developing, manufacturing or selling products that will satisfy customer needs or attain market acceptance. Our failure to provide products that meet customer needs or gain market acceptance will hurt our business prospects.

If we are not able to obtain patents on or otherwise preserve and protect our proprietary technologies, our business may suffer.

     We have obtained domestic and foreign patents covering some of our products which expire between the years 2001 and 2019, and we have pending applications for additional patents. Some of our products utilize proprietary technology that is not covered by patent or similar protection, and in many cases, cannot be so protected. We cannot be certain that:

     o any additional patents will be issued on our applications;

     o any patents we own now or in the future will protect our business against competitors that develop similar technology or products;

     o our patents will be held valid if they are challenged or subjected to reexamination or reissue;

     o others will not claim rights to our patented or other proprietary technologies; or

     o others will not develop technologies which are similar to, or can compete with, our unpatented proprietary technologies.

     If we cannot obtain patent or other protection for our proprietary technologies, our ability to compete in our markets could be impaired.

Claims of intellectual property infringement by or against us could seriously harm our businesses.

     From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to defend or protect our rights or a customer's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays. Any of these factors could seriously harm our business and operating results. We may have to enter into royalty or licensing agreements with third parties who claim infringement. These royalty or licensing agreements, if available, may be costly to us. If we are unable to enter into royalty or licensing agreements with satisfactory terms, our business could suffer. In instances where we have had reason to believe that we may be infringing the patent rights of others, or that someone may be infringing our patent rights, we have asked our patent counsel to evaluate the validity of the patents in question, as well as the potentially infringing conduct. If we become involved in a dispute, neither the third parties nor the courts are bound by our counsel's conclusions.

Our business will suffer if we cannot compete successfully with manufacturers whose products are similar to ours.

     We compete with numerous manufacturers, many of whom have greater financial resources and more extensive design and production capabilities than we do. Some of our principal competitors in the sale of manipulator, docking and interface products are Reid-Ashman Manufacturing, Microhandling GmbH, Credence Systems, LTX, Schlumberger, Teradyne and Cerprobe. Some of our principal competitors in the sale of temperature-management products are Trio-Tech International, Thermonics and ERS Elektronik GmbH. In order to remain competitive with these and other companies, we must be able to continue to commit a significant portion of our personnel, financial resources, research and development and customer support to developing products and maintaining customer satisfaction worldwide. If we are not able to compete successfully, our business will suffer.

We generate a large portion of our sales from a small number of customers. If we were to lose one or more of our larger customers, operating results could suffer dramatically.

     Our ten largest customers accounted for approximately 60% of net revenues in 1999, although no one customer accounted for 10% or more of our net revenues in 1999. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues.

If we do not continue to retain the services of key personnel, relationships with, and sales to, some of our customers could suffer.

     The loss of key personnel could adversely affect our ability to manage our business effectively. Our future success will depend largely upon the continued services of our senior management and certain other key employees. Generally, we do not have employment agreements with any of our executive officers or other key employees, although we have entered into an employment agreement with the President and Chief Executive Officer of Temptronic in connection with our merger with Temptronic. Our future success will depend, in part, upon our ability to retain our managers, engineers and other key employees. Our business could suffer if we were unable to retain one or more of our senior officers or other key employees.

A substantial portion of our operations exists outside the U.S., which exposes us to foreign political and economic risks.

     We have operated internationally for many years and expect to expand our international operations as necessary to continue expansion of our sales and service to our non-U.S. customers. Our foreign subsidiaries generated 16% of consolidated net revenues in 1999 and 20% in 1998. Export sales from our U.S. manufacturing facilities totaled $15.9 million, or 30% of net revenues, in 1999 and $12.3 million, or 34% of net revenues, in 1998. We expect our international revenues will continue to represent a significant portion of total net revenues. To date, we have not experienced significant problems in our foreign operations. However, in addition to the risks generally associated with sales and operations in the U.S., sales to customers outside the U.S. and operations in foreign countries are subject to additional risks, which may, in the future, affect our operations. These risks include:

     o political and economic instability in foreign countries;

     o the imposition of financial and operational controls and regulatory restrictions by foreign governments;

     o the need to comply with a wide variety of U.S. and foreign import and export laws;

     o trade restrictions;

     o changes in tariffs and taxes;

     o longer payment cycles;

     o fluctuations in currency exchange rates; and

     o the greater difficulty of administering business abroad.

We conduct business in foreign currencies, and fluctuations in the values of those currencies could result in foreign exchange losses.

     In 1999, approximately 5% of our net revenues were denominated in Japanese yen and approximately 6% were denominated in British pounds. Fluctuations in the values of these currencies could result in foreign exchange losses. Any strengthening of the U.S. dollar in relation to the currencies of our competitors or customers, or strengthening or weakening of the Japanese yen or British pound in relation to other currencies in which our customers or competitors do business, could adversely affect our competitiveness. Moreover, a strengthening of the U.S. dollar or other competitive factors could put pressure on us to denominate a greater portion of our sales in foreign currencies, thereby increasing our exposure to fluctuations in exchange rates. Any devaluation of these currencies would hurt our business. We do not undertake hedging activities against some of our exchange rate risk. Fluctuations in exchange rates may adversely affect our competitive position or result in foreign exchange losses, either of which could cause our business to suffer.


We will retain broad discretion in the use of proceeds from this offering.

     Our management will have significant flexibility in applying the net proceeds of the offering. You will be relying on the judgment of our management regarding the application of the proceeds. We may fail to utilize the proceeds of this offering in a manner that improves our overall profitability or enhances stockholders' value.

Our stock price is very volatile.

     From January 1, 1999 through July 24, 2000, our stock price has ranged from a low of $3.63 to a high of $26.25. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:


     o variations in operating results;

     o variances between our results of operations and securities analysts' estimates;

     o changes in financial estimates and recommendations by securities analysts;

     o issuance of additional shares of our stock;

     o announcements of technological innovations, new products, or strategic alliances by us or our competitors; and

     o news reports relating to trends in our markets.

     In addition, the stock market in general, and the market prices for technology and semiconductor-related companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market variations may adversely affect the market price of our common stock, regardless of our operating performance.

              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents we have filed with the SEC that we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions. Forward-looking statements in this prospectus include, but are not limited to, statements regarding:

     o developments and trends in the IC and ATE industries;

     o future acquisitions;

     o our ability to integrate our operations with those of Temptronic or to achieve synergistic benefits from the merger;

     o the development of new products and technologies by us or our competitors;

     o the availability of materials used to manufacture our products;

     o the availability of qualified personnel;

     o the availability and cost of space for future expansion and the costs associated with this expansion;

     o general economic conditions;

     o net revenues generated by foreign subsidiaries;

     o exchange rate fluctuations and the use of forward exchange rate contracts;

     o use of proceeds;

     o merger related costs;

     o the increasing use of front-end testing by semiconductor manufacturers;

     o cost overruns incurred in the expansion and relocation of our operations;

     o stock price fluctuations;

     o the anticipated market for our products; and

     o the sufficiency of cash balances, lines of credit and net cash from operations.

     Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

     o changes in general economic, business and financial market conditions;

     o our ability to integrate businesses, technologies or products which we may acquire;

     o our ability to manage the expansion of our business;

     o the extent to which we are able to develop and market new and improved products;

     o our ability to obtain patent protection and enforce our patent and other proprietary rights in existing and developing technologies;

     o competition from other manufacturers of products that are similar to ours;

     o the effect of the loss of, or reduction in orders from, major customers;

     o our ability to retain the services of key personnel and to hire qualified personnel as we expand;

     o unanticipated capital requirements;

     o delays in the introduction of the redesigned ThermoChuck(R) products;

     o cost overruns relating to leasehold improvements and moving costs;

     o cancellation or delays in shipments of orders in our backlog; and

     o the other factors discussed under "Risk Factors."

     Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                                 USE OF PROCEEDS

     The net proceeds to be paid to us from the sale of the 1,000,000 shares of common stock offered by us in this prospectus are estimated to be approximately $13.7 million, based on an assumed public offering price of $15 1/16 per share and after deducting the underwriting discount and estimated offering expenses that we must pay. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Underwriting."


     We expect to use the net proceeds for general corporate purposes, which may include working capital and possible acquisitions of businesses, technologies or products that are complementary to our existing businesses. At the present time, we have no specific plans or agreements with respect to any acquisition, and we are not engaged in any negotiations regarding any acquisition. Prior to using the proceeds for the purposes described above, we plan to invest the net proceeds of this offering in short-term, investment-grade securities or shares of investment companies investing primarily in such securities.

                                CAPITALIZATION


     The following chart shows, as of March 31, 2000, our actual capitalization and our capitalization as adjusted to give effect to the sale of the 1,000,000 shares of common stock offered by us in this offering, based on an assumed public offering price of $15 1/16 per share and after deducting the underwriting discount and estimated offering expenses payable by us. The outstanding share information does not include 675,686 shares of common stock issuable upon exercise of outstanding options as of March 31, 2000. These options have a weighted average exercise price of $8.77 per share.

                                                                            As of March 31, 2000
                                                            ------------------------------------------------
                                                              Actual                            As Adjusted
                                                            ----------                          ------------
                                                            (in thousands, except share and per share data)

Stockholders' equity
 Preferred stock, $0.01 par value; authorized
   5,000,000 shares; no shares issued or
   outstanding ..........................................    $     --                              $     --
 Common stock, $0.01 par value; authorized
   20,000,000 shares; issued shares of 8,582,827
   actual and 9,582,827 as adjusted .....................          86                                    96
 Additional paid-in capital .............................      21,681                                35,330
 Retained earnings ......................................      13,555                                13,555
 Accumulated other comprehensive earnings ...............           1                                     1
 Deferred compensation ..................................        (125)                                 (125)
 Note receivable from Equity Participation Plan .........      (3,191)                               (3,191)
                                                               ------                                ------
   Total stockholders' equity ...........................    $ 32,007                              $ 45,666
                                                             --------                              --------
   Total capitalization .................................    $ 32,007                              $ 45,666
                                                             ========                              ========

                           PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "INTT." The following table sets forth the high and low sale prices of our common stock, as reported on the Nasdaq National Market, for the periods indicated. Sale prices have been rounded to the nearest full cent.

                                            Sales Prices
                                         High          Low
                                         ----          ---
  1998
  ----
  First Quarter ..................    $  10.25      $   6.25
  Second Quarter .................        9.50          6.00
  Third Quarter ..................        6.50          3.75
  Fourth Quarter .................        9.63          4.00

  1999
  ----
  First Quarter ..................    $   8.25      $   5.25
  Second Quarter .................        7.75          3.63
  Third Quarter ..................       11.25          6.50
  Fourth Quarter .................       20.38          6.63


  2000
  ----
  First Quarter ..................    $  26.25      $  16.44
  Second Quarter .................       24.50         14.00
  Third Quarter* .................       18.88         13.63

  *Through July 28, 2000

     On July 28, 2000, the closing price for our common stock as reported on the Nasdaq National Market was $15 1/16. As of June 1, 2000, we had 8,652,961 shares outstanding that were held of record by approximately 120 shareholders.


                                 DIVIDEND POLICY

     We have not paid dividends on our common stock since our initial public offering, and we do not plan to pay cash dividends in the foreseeable future. Our current policy is to retain any future earnings for reinvestment in the operation and expansion of our business, including possible acquisitions of other businesses, technologies or products. Payment of any future dividends will be at the discretion of our board of directors. In addition, our current credit agreement prohibits us from paying cash dividends without the lender's prior consent.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains our selected financial data and is qualified by the more detailed consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus or incorporated by reference. The selected financial data gives retroactive effect to our merger with Temptronic Corporation on March 9, 2000. The merger has been accounted for using the pooling-of-interests method of accounting. The consolidated statement of earnings data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements do not appear separately in this prospectus. The selected financial data as of December 31, 1997, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 are derived from our consolidated financial statements that have been audited by KPMG LLP. The consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 and the report thereon are included elsewhere in this prospectus. The consolidated statement of earnings data for the three months ended March 31, 1999 and 2000 and the consolidated balance sheet data as of March 31, 2000 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of the results of operations for these periods. You should read the following information together with our consolidated financial statements included elsewhere in this prospectus or incorporated by reference to our reports filed with the SEC and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           Years Ended December 31,
                                       ----------------------------------------------------------------
                                          1995        1996         1997         1998           1999
                                          ----        ----         ----         ----           ----
                                                    (in thousands, except per share data)
Consolidated Statement of Earnings
 Data:
Net revenues ........................   $28,568     $36,259     $ 40,014      $ 36,058      $  53,585
Cost of revenues ....................    11,841      15,747       19,100        18,870         26,875
                                        -------     -------     --------      --------      ---------
 Gross margin .......................    16,727      20,512       20,914        17,188         26,710
                                        -------     -------     --------      --------      ---------
Operating expenses:
 Selling expense ....................     3,282       4,336        6,951         6,976          8,418
 Engineering and product
  development expense ...............     4,751       5,135        4,543         4,062          4,864
 General and administrative
  expense ...........................     2,988       3,830        3,580         4,074          6,101
 Merger-related costs ...............        --          --           --            --             --
                                        -------     -------     --------      --------      ---------
  Total operating expenses ..........    11,021      13,301       15,074        15,112         19,383
                                        -------     -------     --------      --------      ---------
Operating income ....................     5,706       7,211        5,840         2,076          7,327
Other income ........................      (110)        (55)          24           163            231
                                        -------     -------     --------      --------      ---------
Earnings before income taxes and
 minority interest ..................     5,596       7,156        5,864         2,239          7,558
Income tax expense ..................       972       1,330        1,616         1,181          1,425
Minority interest ...................      (181)       (213)         (25)           --             --
                                        -------     -------     --------      --------      ---------
  Net earnings (loss) ...............   $ 4,443     $ 5,613     $  4,223      $  1,058      $   6,133
                                        =======     =======     ========      ========      =========
Net earnings (loss) per common share:
 Basic ..............................               $  0.82     $   0.55      $   0.14      $    0.76
 Diluted ............................               $  0.76     $   0.54      $   0.14      $    0.74
Weighted average common shares
 outstanding:
 Basic ..............................                 5,325        6,531         7,669          8,084
 Diluted ............................                 5,688        6,697         7,822          8,266

                                         Three Months Ended
                                               March 31,
                                       -----------------------
                                           1999         2000
                                           ----         ----
                                 (in thousands, except per share data)
Consolidated Statement of Earnings
 Data:
Net revenues ........................    $ 8,223      $ 20,254
Cost of revenues ....................      4,471        10,279
                                         -------      --------
 Gross margin .......................      3,752         9,975
                                         -------      --------
Operating expenses:
 Selling expense ....................      1,538         2,318
 Engineering and product
  development expense ...............      1,067         1,450
 General and administrative
  expense ...........................      1,087         1,473
 Merger-related costs ...............         --         2,557
                                         -------      --------
  Total operating expenses ..........      3,692         7,798
                                         -------      --------
Operating income ....................         60         2,177
Other income ........................          4           100
                                         -------      --------
Earnings before income taxes and
 minority interest ..................         64         2,277
Income tax expense ..................        125         1,799
Minority interest ...................         --            --
                                         -------      --------
  Net earnings (loss) ...............    $   (61)     $    478
                                         =======      ========
Net earnings (loss) per common share:
 Basic ..............................    $ (0.01)     $   0.06
 Diluted ............................    $ (0.01)     $   0.06
Weighted average common shares
 outstanding:
 Basic ..............................      8,062         8,137
 Diluted ............................      8,062         8,466

                                                                      As of December 31,                         As of March 31,
                                                 ------------------------------------------------------------   ----------------
                                                    1995        1996        1997         1998         1999            2000
                                                    ----        ----        ----         ----         ----            ----
                                                                                 (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents ....................    $ 2,152     $ 3,840     $12,138      $ 8,637      $12,047          $ 8,682
Working capital ..............................      5,461       6,513      16,826       15,068       20,784           22,036
Total assets .................................     13,052      16,018      31,290       32,201       43,015           43,541
Long-term debt, less current portion .........      1,007       1,312         427          262          133               --
Total stockholders' equity ...................      6,284       7,767      21,037       25,062       31,458           32,007

     The 1996 and 1997 net earnings per common share and weighted average share data are presented on a pro forma basis to reflect our results as if we had been taxed as a C corporation for all of 1996 and 1997 and as if we had acquired our minority interests in three foreign subsidiaries on January 1, 1996, rather than on June 20, 1997, the actual date of the acquisition.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     Our net revenues depend substantially upon the demand for ATE by semiconductor manufacturers and, therefore, fluctuate generally in response to the cyclicality in the semiconductor manufacturing industry. During the past several years, the demand for ATE by the semiconductor industry has exhibited a high degree of cyclicality. In 1996, we experienced sequential quarterly declines in orders for and sales of our products. We believe this was due to a reduced level of semiconductor manufacturing activity and corresponding cutbacks in semiconductor manufacturers' capital budgets. 1997 marked a turnaround in the semiconductor industry, which was evidenced by renewed demand for ATE and related equipment, and resulted in sequential quarterly increases in orders for and sales of our products. 1998, like 1996, was another year of sequential quarterly declines in orders for and sales of our products, but to a more significant degree than in 1996. In 1998, we believe worldwide demand for ICs fell dramatically due to excess inventory of older IC designs and slower transition to new IC designs resulting from softening demand for end user products. In addition, the economic downturns in many world economies, especially those in Southeast Asia and Japan, exacerbated the semiconductor industry downturn. The combination of these conditions contributed to a reduced demand for products manufactured by semiconductor manufacturers, which in turn significantly reduced their need for new or additional ATE equipment.

     Like 1997, 1999 marked a turnaround in the semiconductor industry which continued in the first quarter of 2000. Since the first quarter of 1999, we have experienced sequential quarterly growth in our net revenues, which grew from $8.2 million for the quarter ended March 31, 1999 to $20.3 million for the quarter ended March 31, 2000. We believe that the increases in our net revenues reflect the increased worldwide demand for ATE by semiconductor manufacturers.

     We believe that purchases of most of our products are typically made from our customers' capital expenditure budgets. Certain portions of our business, however, are less dependent upon the capital expenditure budgets of our customers. For example, purchases of certain related ATE interface products, such as sockets and interface boards which must be replaced periodically, are typically made from our customers' operating budgets. In addition, purchases of our products for the purpose of upgrading, or to improve the utilization, performance and efficiency of, existing ATE tend to be counter cyclical to sales of new ATE. Moreover, we believe a portion of our sales of temperature management products results from the increasing need for temperature testing of circuit boards and specialized components that do not have the design or quantity to be tested in a handler. We believe that this business is less cyclical than new ATE sales.

     We recognize net revenues from the sales of products at the time we ship our products to our customers and service revenues when the services are performed.

Significant Events

     On March 9, 2000, we acquired Temptronic Corporation. The acquisition was in the form of a merger of Temptronic into a subsidiary of ours, and was accounted for as a pooling of interests. Temptronic designs, makes, sells and services high-performance temperature management products used in the testing of ICs and other electronic products. These temperature management products are complementary to the manipulator, docking hardware and tester interface products manufactured by us prior to the merger and expand our line of product offerings to our customer base.

     On August 3, 1998, we acquired all of the outstanding capital stock of TestDesign Corporation, a privately held California corporation. TestDesign is engaged in the design and manufacture of tester interface products used by the semiconductor industry. The purchase price was $4.4 million in cash and 625,000 shares of our common stock (subject to certain adjustments). Subsequent to the acquisition, TestDesign was renamed "inTEST Sunnyvale Corporation."

     On June 20, 1997, we completed an initial public offering of 2,275,000 common shares, including 1,820,000 shares of common stock sold by us. The balance of the shares sold in the offering were sold by some of our stockholders. Prior to the offering, we were an S corporation, and our net earnings were taxed as income to our stockholders for federal and certain New Jersey state income tax purposes. We terminated our status as an S corporation prior to the closing of the offering and are subject to federal and additional state income taxes for subsequent periods.



                                 Recent Results

     Set forth below is unaudited capsule information for the second quarter of 2000 compared to the second quarter of 1999 and the first half of 2000 compared to the first half of 2000.


Consolidated Statement of Earnings Data:


                                                                 Three Months Ended             Six Months Ended
                                                                      June 30,                      June 30,
                                                             ---------------------------   ---------------------------
                                                                 2000           1999           2000           1999
                                                             ------------   ------------   ------------   ------------
                                                                       (in thousands, except per share data)
Net revenues .............................................     $ 21,317       $ 10,816       $ 41,570       $ 19,039
Gross margin .............................................       10,506          5,314         20,482          9,066
Operating expenses:
 Selling expense .........................................        2,709          1,873          5,027          3,411
 Engineering and product development expense .............        1,621          1,185          3,070          2,252
 General and administrative expense ......................        1,870          1,289          3,344          2,376
 Merger-related costs ....................................          115             --          2,672             --
Operating income .........................................        4,191            967          6,369          1,027
Other income .............................................          163             84            262             88
Income tax expense .......................................        1,560            357          3,359            482
Net earnings .............................................        2,794            694          3,272            633
Net earnings per common share -- basic ...................     $   0.34       $   0.09       $   0.40       $   0.08
Weighted average common shares outstanding -- basic ......        8,190          8,071          8,164          8,066
Net earnings per common share -- diluted .................     $   0.33       $   0.08       $   0.39       $   0.08
Weighted average common shares outstanding -- diluted.....        8,528          8,218          8,497          8,221



Consolidated Balance Sheet Data:





                                                               As of:
                                                 -------------------------------
                                                 June 30, 2000     Dec. 31, 1999
                                                 -------------     -------------
                                                         (in thousands)
Cash and cash equivalents ......................    $10,020           $12,047
Trade accounts and notes receivable ............     14,192            10,020
Inventories ....................................     10,761             7,972
Total current assets ...........................     36,826            32,208
Net machinery and equipment ....................      3,407             2,697
Total assets ...................................     47,201            43,015
Accounts payable ...............................      5,557             5,195
Accrued expenses ...............................      3,083             3,011
Total current liabilities ......................     12,287            11,424
Long-term debt, net of current portion .........         --               133
Total stockholders' equity .....................     34,914            31,458



     Our results for the quarter ended June 30, 2000 continued the trend of sequential quarterly growth in net revenues and bookings. Bookings for the quarter ended June 30, 2000 were $25.3 million compared with $23.1 million for the quarter ended March 31, 2000, an increase of $2.2 million or 10%. We are in the process of doubling our floor space in Cherry Hill from 40,000 to 80,000 square feet. We believe that the new space should serve us for the foreseeable future. We are scheduled to occupy the new space late in the third quarter of 2000, and no interruption in shipments is anticipated.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of our net revenues represented by each of the line items in our consolidated statements of earnings:

                                                          Years Ended December 31,       Three Months Ended March 31,
                                                ---------------------------------------  ---------------------------
                                                    1997          1998          1999          1999          2000
                                                -----------   -----------   -----------   -----------   -----------
Net revenues ................................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of revenues ............................        47.7          52.3          50.1          54.4          50.7
                                                    -----         -----         -----        ------         -----
 Gross margin ...............................        52.3          47.7          49.9          45.6          49.3
                                                    -----         -----         -----        ------         -----
Operating expenses:
 Selling expense ............................        17.4          19.3          15.7          18.7          11.4
 Engineering and product development
   expense ..................................        11.4          11.3           9.1          13.0           7.2
 General and administrative expense .........         8.9          11.3          11.4          13.2           7.3
 Merger-related costs .......................          --            --            --           --           12.6
                                                    -----         -----         -----        ------         -----
  Total operating expenses ..................        37.7          41.9          36.2          44.9          38.5
                                                    -----         -----         -----        ------         -----
Operating income ............................        14.6           5.8          13.7           0.7          10.8
Other income ................................         0.1           0.4           0.4           0.1           0.5
                                                    -----         -----         -----        ------         -----
Earnings before income taxes and
 minority interest ..........................        14.7           6.2          14.1           0.8          11.3
Income tax expense ..........................         4.0           3.3           2.7           1.5           8.9
Minority interest ...........................        (0.1)           --            --           --             --
                                                    -----         -----         -----        ------         -----
   Net earnings (loss) ......................        10.6%          2.9%         11.4%         (0.7%)         2.4%
                                                    =====         =====         =====        ======         =====

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

     Net Revenues. Net revenues were $20.3 million for the quarter ended March 31, 2000 compared to $8.2 million for the same period in 1999, an increase of $12.0 million or 146%. We believe that the significant increase in net revenues over the comparable prior period is principally the result of continued growth in the demand for ATE in 2000 compared to 1999.

     Gross Margin. Gross margin increased to 49% for the quarter ended March 31, 2000 from 46% for the comparable period in 1999. The improvement in gross margin primarily resulted from the absorption of fixed manufacturing costs over significantly higher net revenue levels in 2000 compared to 1999. Also contributing to the improvement in gross margin were production methodology improvements implemented in 1999 by Temptronic, which were offset, in part, by increases in fixed manufacturing costs resulting from manufacturing capacity increases during 1999.

     Selling Expense. Selling expense was $2.3 million for the quarter ended March 31, 2000 compared to $1.5 million for the same period in 1999, an increase of $780,000 or 51%. We attribute the increase primarily to increased commission expense resulting from the higher sales levels in 2000, as well as higher levels of warranty costs, travel expenditures and freight expense, and increases in salary expense resulting from new sales and marketing staff hired in 1999.

     Engineering and Product Development Expense. Engineering and product development expense was $1.5 million for the quarter ended March 31, 2000 compared to $1.1 million for the same period in 1999, an increase of $383,000 or 36%. We attribute the increase primarily to the salary expense of additional engineering and technical staff, as well as increased expenditures for product development materials and travel expenses associated with new product development.

     General and Administrative Expense. General and administrative expense was $1.5 million for the quarter ended March 31, 2000 compared to $1.1 million for the same period in 1999, an increase of $386,000 or 36%. We attribute the increase primarily to higher administrative salary expense resulting from staffing additions and salary increases for existing staff, as well as incentive compensation increases for existing staff, increases in investor relations expense and professional fees, partially offset by $200,000 received from the settlement of patent infringement litigation.

     Merger-related Costs. Merger-related costs resulting from our merger with Temptronic Corporation were $2.6 million, which consisted of fees paid to investment bankers, professional fees, printing, escrow and other miscellaneous costs. We do not expect to record any further costs related to the merger in future periods.

     Income Tax Expense. Income tax expense increased to $1.8 million for the quarter ended March 31, 2000 from $125,000 for the comparable period in 1999, an increase of $1.7 million. Our effective tax rate for the first quarter of 2000 was 79% due to the recognition of $2.3 million of non-tax deductible merger-related costs. In addition, we recognized a $237,000 taxable gain on the liquidation of life insurance policies held on certain former Temptronic officers and directors. The effective tax rate for the first quarter of 1999 was 195% because no current tax benefit was recorded for Temptronic's operating loss during the quarter.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Revenues. Net revenues were $53.6 million for 1999 compared to $36.1 million for 1998, an increase of $17.5 million or 49%. The significant increase in net revenues over the comparable prior period results from the turnaround in the demand for ATE in 1999 described above. Net revenues for 1999, excluding the net revenues of inTEST Sunnyvale, formerly TestDesign Corporation, which was acquired on August 3, 1998, increased $10.8 million or 31% over 1998.

     Gross Margin. Gross margin increased to 50% for 1999 from 48% in 1998. The improvement in gross margin resulted primarily from the absorption of fixed manufacturing costs over significantly higher net revenue levels in 1999 compared to 1998. Also contributing to the improvement in the gross margin were production methodology improvements implemented in 1999 by Temptronic, which were offset, in part, by increases in fixed manufacturing costs, resulting from manufacturing capacity increases in 1999 and the acquisition of inTEST Sunnyvale. During the third quarter of 1999, we added a machining operation in Cherry Hill, New Jersey and commenced manufacturing operations in Singapore. Both of these additions had a negative impact on our gross margin because these operations were not fully functional until late in the fourth quarter of 1999.

     Selling Expense. Selling expense was $8.4 million for 1999 compared to $7.0 million for 1998, an increase of $1.4 million or 21%. We attribute the increase to several factors, including the salary expense of new sales and marketing staff, as well as salary increases for existing staff, increased expenditures for travel, higher levels of both warranty and freight costs and increased spending on advertising.

     Engineering and Product Development Expense. Engineering and product development expense was $4.9 million for 1999 compared to $4.1 million for 1998, an increase of $802,000 or 20%. We attribute the increase primarily to the additional salary expense of the inTEST Sunnyvale engineering and technical staff. To a lesser extent, increased costs of materials used in product development and travel expenses to facilitate collaboration among our several offices contributed to the overall increases in this expense category. Offsetting these increases were reductions in spending on third-party product development consultants and reductions in engineering and technical staff by Temptronic.

     General and Administrative Expense. General and administrative expense was $6.1 million for 1999 compared to $4.1 million for 1998, an increase of $2.0 million or 50%. We attribute the increase primarily to increases in administrative salary expense due to staffing additions, including the staff of inTEST Sunnyvale, and salary and incentive compensation increases for existing staff, legal costs related to our patent infringement suit and for the filing of new patents and maintenance on existing patents worldwide, settlement costs of threatened litigation relating to a Temptronic personnel matter that occurred prior to our acquisition of Temptronic, and amortization of goodwill related to the acquisition of inTEST Sunnyvale.

     Other Income (Expense). Other income (expense) was $231,000 for 1999 compared to $163,000 for 1998, an increase of $68,000 or 42%. We attribute the increase to the reduction in interest expense resulting from debt retirements during 1999, which were partially offset by reduced interest income in 1999 from lower average balances of cash and cash equivalents in 1999 compared to 1998 and an increase in other miscellaneous income.

     Income Tax Expense. Income tax expense increased to $1.4 million for 1999 from $1.2 million for 1998, an increase of $244,000. Our effective tax rate was 19% for 1999 compared to 53% for 1998. The significant decline in the effective tax rate was primarily due to the $1.4 million reduction in the valuation allowance in 1999. The valuation allowance was reduced based on management's assessment of our ability to realize the deferred tax assets. The 1998 rate was negatively affected by the nonrecognition of a current tax benefit on a portion of Temptronic's operating loss.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Revenues. Net revenues were $36.1 million for 1998 compared to $40.0 million for 1997, a decrease of $4.0 million or 10%. The decline in net revenues from the prior year is the result of the severe downturn that the ATE industry experienced during 1998 described above, offset, in part, by the net revenues of inTEST Sunnyvale from its acquisition in August 1998 through year-end.

     Gross Margin. Gross margin declined to 48% for 1998 from 52% in 1997. The reduction in gross margin resulted primarily from the additional manufacturing fixed costs of inTEST Sunnyvale, compounded by the significantly reduced revenue levels during the year. In addition, material costs as a percentage of sales increased due to an increase in the level of sales of certain products with a greater component material cost in 1998 compared to 1997.

     Selling Expense. Selling expense was $7.0 million for both 1998 and 1997. The reductions in commission expense, sales staff salary expense and advertising costs were offset by the additional salary, commission and other selling expenses of inTEST Sunnyvale.

     Engineering and Product Development Expense. Engineering and product development expense was $4.1 million for 1998 compared to $4.5 million for 1997, a decrease of $481,000 or 11%. We attribute the decline primarily to reduced spending on product development materials and third party product development consultants in 1998 compared to 1997. These declines were offset in part by the additional salary expense of inTEST Sunnyvale coupled with a growth in the number of engineering and technical staff.

     General and Administrative Expense. General and administrative expense was $4.1 million for 1998 compared to $3.6 million for 1997, an increase of $494,000 or 14%. We attribute the increase primarily to the additional salary and other administrative costs of inTEST Sunnyvale. Also contributing to the increase in 1998 were increases in professional fees related to computer systems modifications and amortization of goodwill resulting from the inTEST Sunnyvale acquisition. These increases were offset by reductions in bad debt expense and reductions in the number of administrative staff at Temptronic.

     Other Income (Expense). Other income (expense) was $163,000 for 1998 compared to $24,000 for 1997, an increase of $139,000. We attribute the increase primarily to increased interest income due to higher levels of invested cash from our initial public offering in June 1997 and foreign currency transaction gains in 1998 compared to foreign currency transaction losses in 1997.

     Income Tax Expense. Income tax expense decreased to $1.2 million for 1998 from $1.6 million for 1997, a decrease of $435,000. Our effective tax rate was 53% in 1998 compared to 28% in 1997. The significant increase in the effective tax rate in 1998 resulted primarily from the nonrecognition of a current tax benefit on a portion of Temptronic's operating loss. In 1997, we did not begin accruing federal income taxes on our earnings until June, as a result of our change in tax status from an S corporation to a C corporation.

Quarterly Results of Operations

     The following tables present certain unaudited consolidated quarterly financial information for each of the nine quarters ended March 31, 2000. We prepared this quarterly information on the same basis as the consolidated financial statements set forth elsewhere in this registration statement and included all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the information for the periods presented when read in conjunction with the consolidated financial statements and notes to those statements. The results of operations for any quarter do not necessarily serve as an indicator of results for the full year or for any future period.

     Our business is not seasonal, but we may experience a slowing of orders in December. Year-over-year quarterly comparisons, therefore, may not be as meaningful as the sequential quarterly comparisons set forth below which tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

                                                         Three Months Ended
                                        -----------------------------------------------------
                                          Mar. 31,      June 30,     Sept. 30,     Dec. 31,
                                            1998          1998          1998         1998
                                        ------------  ------------  -----------  ------------
                                                (in thousands, except per share data)
Consolidated Statement of
 Earnings Data:
Net revenues .........................    $ 10,634      $  9,697     $  8,407      $ 7,320
Cost of revenues .....................       5,215         5,048        4,540        4,067
                                          --------      --------     --------      -------
 Gross margin ........................       5,419         4,649        3,867        3,253
                                          --------      --------     --------      -------
Operating expenses:
 Selling expense .....................       1,730         1,648        1,735        1,863
 Engineering and product
  development expense ................         956         1,236          845        1,025
 General and administrative
  expense ............................         900           923        1,039        1,212
 Merger-related costs ................          --            --           --           --
                                          --------      --------     --------      -------
  Total operating expenses ...........       3,586         3,807        3,619        4,100
                                          --------      --------     --------      -------
Operating income (loss) ..............       1,833           842          248         (847)
Other income .........................          75             7           21           60
                                          --------      --------     --------      -------
Earnings (loss) before income taxes          1,908           849          269         (787)
Income tax expense (benefit) .........         689           571          153         (232)
                                          --------      --------     --------      -------
  Net earnings (loss) ................    $  1,219      $    278     $    116      $  (555)
                                          ========      ========     ========      =======
Net earnings (loss) per common share:
 Basic ...............................    $   0.16      $   0.04     $   0.01      $ (0.07)
 Diluted .............................    $   0.16      $   0.04     $   0.01      $ (0.07)
Weighted average shares:
 Basic ...............................       7,395         7,404        7,815        8,052
 Diluted .............................       7,558         7,561        7,968        8,052

As a Percentage of Net Revenues:
Net revenues .........................       100.0%        100.0%       100.0%       100.0%
Cost of revenues .....................        49.0          52.1         54.0         55.6
                                          --------      --------     --------      -------
 Gross margin ........................        51.0          47.9         46.0         44.4
                                          --------      --------     --------      -------
Operating expenses:
 Selling expense .....................        16.3          17.0         20.6         25.4
 Engineering and product
  development expense ................         9.0          12.7         10.1         14.0
 General and administrative
  expense ............................         8.4           9.5         12.4         16.6
 Merger-related costs ................          --            --           --           --
                                          --------      --------     --------      -------
  Total operating expenses ...........        33.7          39.2         43.1         56.0
                                          --------      --------     --------      -------
Operating income (loss) ..............        17.3           8.7          2.9        (11.6)
Other income .........................         0.7           0.1          0.3          0.8
                                          --------      --------     --------      -------
Earnings (loss) before income taxes...        18.0           8.8          3.2        (10.8)
Income tax expense (benefit) .........         6.5           5.9          1.8        ( 3.2)
                                          --------      --------     --------      -------
  Net earnings (loss) ................        11.5%          2.9%         1.4%        (7.6%)
                                          ========      ========     ========      =======

                                                                Three Months Ended
                                        -------------------------------------------------------------------
                                          Mar. 31,      June 30,     Sept. 30,     Dec. 31,      Mar. 31,
                                            1999          1999          1999         1999          2000
                                        ------------  ------------  -----------  ------------  ------------
                                                       (in thousands, except per share data)
Consolidated Statement of
 Earnings Data:
Net revenues .........................    $ 8,223       $ 10,816     $ 15,237      $ 19,309      $ 20,254
Cost of revenues .....................      4,471          5,502        7,622         9,280        10,279
                                          -------       --------     --------      --------      --------
 Gross margin ........................      3,752          5,314        7,615        10,029         9,975
                                          -------       --------     --------      --------      --------
Operating expenses:
 Selling expense .....................      1,538          1,873        2,263         2,744         2,318
 Engineering and product
  development expense ................      1,067          1,185        1,243         1,369         1,450
 General and administrative
  expense ............................      1,087          1,289        1,514         2,211         1,473
 Merger-related costs ................         --             --           --            --         2,557
                                          -------       --------     --------      --------      --------
  Total operating expenses ...........      3,692          4,347        5,020         6,324         7,798
                                          -------       --------     --------      --------      --------
Operating income (loss) ..............         60            967        2,595         3,705         2,177
Other income .........................          4             84           74            69           100
                                          -------       --------     --------      --------      --------
Earnings (loss) before income taxes            64          1,051        2,669         3,774         2,277
Income tax expense (benefit) .........        125            357          901            42         1,799
                                          -------       --------     --------      --------      --------
  Net earnings (loss) ................    $   (61)      $    694     $  1,768      $  3,732      $    478
                                          =======       ========     ========      ========      ========
Net earnings (loss) per common share:
 Basic ...............................    $ (0.01)      $   0.09     $   0.22      $   0.46      $   0.06
 Diluted .............................    $ (0.01)      $   0.08     $   0.21      $   0.45      $   0.06
Weighted average shares:
 Basic ...............................      8,062          8,071        8,081         8,123         8,137
 Diluted .............................      8,062          8,218        8,260         8,358         8,466
As a Percentage of Net Revenues:
Net revenues .........................      100.0%         100.0%       100.0%        100.0%        100.0%
Cost of revenues .....................       54.4           50.9         50.0          48.1          50.7
                                          -------       --------     --------      --------      --------
 Gross margin ........................       45.6           49.1         50.0          51.9          49.3
                                          -------       --------     --------      --------      --------
Operating expenses:
 Selling expense .....................       18.7           17.3         14.9          14.2          11.4
 Engineering and product
  development expense ................       13.0           11.0          8.2           7.1           7.2
 General and administrative
  expense ............................       13.2           11.9          9.9          11.4           7.3
 Merger-related costs ................         --             --           --            --          12.6
                                          -------       --------     --------      --------      --------
  Total operating expenses ...........       44.9           40.2         33.0          32.7          38.5
                                          -------       --------     --------      --------      --------
Operating income (loss) ..............        0.7            8.9         17.0          19.2          10.8
Other income .........................        0.1            0.8          0.5           0.3           0.5
                                          -------       --------     --------      --------      --------
Earnings (loss) before income taxes           0.8            9.7         17.5          19.5          11.3
Income tax expense (benefit) .........        1.5            3.3          5.9           0.2           8.9
                                          -------       --------     --------      --------      --------
  Net earnings (loss) ................       (0.7%)          6.4%        11.6%         19.3%          2.4%
                                          =======       ========     ========      ========      ========

Liquidity and Capital Resources


     Net cash used in operations for the three months ended March 31, 2000 was $2.3 million. Accounts receivable increased $3.8 million from December 31, 1999 to March 31, 2000 due to the increase in sales activity during the first quarter of 2000. Inventories increased $1.2 million, also as a result of the increased sales activity as we made purchases for future product shipments. Other current assets decreased $246,000, primarily as a result of the expensing of previously capitalized merger-related costs. Accounts payable increased $1.3 million due to the higher production levels during the first quarter of 2000. Accrued expenses decreased $298,000 as a result of the payment of previously accrued expenses including sales commissions, salaries, incentive compensation and professional fees. The decline in accrued expenses was offset, in part, by an accrual for merger-related costs to be paid in future periods. Domestic and foreign income taxes payable increased $530,000 as a result of the accrual of income taxes on the earnings for the first quarter of 2000.

     Purchases of machinery and equipment were $551,000 for the three months ended March 31, 2000, which consisted primarily of improvements to our domestic facilities. During the three months ended March 31, 2000, we spent approximately $205,000 on furnishings, $162,000 on equipment and $19,000 on leasehold improvements at our new facility for our inTEST Sunnyvale operation, which relocated during the quarter. We spent an additional $492,000 on leasehold improvements to complete this facility in the second quarter of 2000. Our lease on this facility entitles us to a reimbursement of approximately $275,000 which we received during the second quarter of 2000. We spent approximately $115,000 on manufacturing and computer equipment at various other domestic operations during the quarter. We plan to relocate our headquarters and primary manufacturing facility during the third quarter of 2000 and we estimate the total cost of leasehold improvements and other costs associated with the move will be approximately $1.0 million.

     Other long-term assets decreased $958,000 for the three months ended March 31, 2000 primarily as a result of the liquidation of life insurance policies held on certain former Temptronic officers and directors.

     Net cash used in financing activities for the three months ended March 31, 2000 was $1.4 million. During the three months ended March 31, 2000, we repaid approximately $1.2 million under revolving lines of credit as well as $256,000 of long-term debt acquired as a result of the merger with Temptronic. We had no debt outstanding at March 31, 2000.

     We believe that our existing cash balances and line of credit plus the anticipated net cash provided from operations will be sufficient to satisfy our cash requirements for the foreseeable future. However, future acquisitions may require additional equity or debt financing to meet working capital requirements or capital expenditure needs. We do not anticipate paying dividends in the foreseeable future. Under the terms of our current credit agreement, any payment of dividends would require the prior consent of the lender.


International Operations

     Net revenues generated by our foreign subsidiaries were 16% of consolidated net revenues in 1999, 20% in 1998, and 19% in 1997. Export sales from our U.S. manufacturing facilities totaled $15.9 million or 30% of consolidated net revenues in 1999, $12.3 million or 34% in 1998 and $11.1 million or 28% in 1997. We anticipate that net revenues generated by our foreign subsidiaries or from export sales will continue to account for a significant portion of consolidated net revenues in the foreseeable future. The net revenues generated by our foreign subsidiaries will continue to be subject to certain risks, including political and economic instability of foreign countries, the imposition of financial and operational controls or regulatory restrictions by foreign governments, the need to comply with a variety of U.S. and foreign export and import laws, trade restrictions, changes in tariffs and taxes, longer payment cycles, fluctuations in foreign currency exchange rates and the greater difficulty of administering business abroad. We cannot predict whether quotas, duties, taxes or other charges or restrictions will be implemented by the United States or any other country upon the importation or exportation of our products in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations.

     Net revenues denominated in foreign currencies were 11% in 1999, 15% in 1998 and 16% in 1997. We seek to operate our business such that a significant portion of our product costs are denominated in the same currency in which the associated sales are made. Net revenues denominated in currencies other than the U.S. dollar expose us to currency fluctuations, which can adversely affect results of operations.

     The portion of our consolidated net revenues that were derived from sales to the Asia-Pacific region were 10% in 1999, 13% in 1998 and 14% in 1997. Countries in the Asia-Pacific region, including Japan, have experienced economic instability resulting in weaknesses in their currency, banking and equity markets. Although the economic instability in the Asia-Pacific region has not had a material adverse effect on our order backlog, financial condition, or results of operations to date, continued economic instability could have a material adverse effect on demand for our products and our results of operations.


Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to currency exchange rate risk in the normal course of our business, primarily in our Japanese operations. Our exposure results from the fact that the sales of our Japanese subsidiary are in Japanese yen and inventory purchases are in U.S. dollars. We will have a similar exposure in our Singapore operations as our manufacturing operations expand, because our sales are in U.S. dollars but our manufacturing costs are in U.S. dollars, British pounds and Singapore dollars. We employ risk management strategies, including the use of forward exchange rate contracts, to manage our exposure to exchange rate risks involving the yen, and may, in the future, use forward exchange rate contracts to manage our exposure to exchange rate risks involving the Singapore dollar.

     Our objective in managing currency exchange risk is to minimize the impact of significant currency exchange rate fluctuations. We use forward exchange rate contracts to establish a fixed conversion rate between the Japanese yen and the U.S. dollar so that the level of our gross margin from sales in Japan is not negatively affected by significant movements in the Japanese yen to U.S. dollar exchange rate. We purchase forward exchange rate contracts on a monthly basis in the amounts management deems appropriate in light of the amount of the U.S. dollar denominated obligations of our Japanese subsidiary that are due within the month. We do not purchase forward contracts with settlement dates beyond 30 days. As of March 31, 2000, there were no forward exchange rate contracts outstanding.

     It is our policy to enter into forward exchange rate contracts only to the extent necessary to achieve the desired objectives of management in limiting our exposure to significant fluctuations in currency exchange rates. We do not hedge all of our currency exchange rate risk exposures in a manner that would completely eliminate the impact of changes in currency exchange rates on our net earnings. We do not expect that the results of our operations or our liquidity will be materially affected by these risk management activities.

                                    BUSINESS

Introduction

     We are a leading independent designer, manufacturer and marketer of interface solutions and temperature management products that semiconductor manufacturers use in conjunction with automatic test equipment, or ATE, in the testing of integrated circuits, or ICs. Our interface solutions products include manipulator, docking hardware and tester interface products. Our high performance products are designed to enable semiconductor manufacturers to improve the efficiency of their IC test processes and, consequently, their profitability. We supply our products worldwide to major semiconductor manufacturers directly and through leading ATE manufacturers. Our customers include Motorola, Hewlett Packard, Lucent Technologies, ST Microelectronics, Texas Instruments, IBM, Analog Devices, Teradyne, LTX, Cascade Microtech, Electroglas and Tokyo Seitmitsu.

     We were incorporated in New Jersey in 1981 and reincorporated in Delaware in April 1997. We established inTEST Limited in the U.K. in 1985, inTEST Kabushiki Kaisha in Japan in 1987 and inTEST PTE, Limited in Singapore in 1990. inTEST Limited designs, manufactures, markets and provides technical support for our products principally in Europe. inTEST K.K. acts as a liaison office with Japanese ATE manufacturers, and markets and provides technical support for our products in Japan. inTEST PTE, Limited designs, manufactures, markets and provides technical support to customers in Southeast Asia. In 1997, we completed our initial public offering. In 1998, we acquired all of the stock of TestDesign Corporation, which expanded our capabilities in the design, manufacture and marketing of tester interface products. On March 9, 2000, we acquired all of the stock of Temptronic Corporation, a designer, manufacturer and marketer of high-performance temperature management products used in the testing of ICs, printed circuit boards and other subassemblies.

Industry

Overview

     The semiconductor market is a high volume, high growth market characterized by rapid technological change, wide fluctuations in demand and shortening product life cycles. Designers and manufacturers of a variety of electronic and industrial products, such as cell phones, telecom and datacom systems, Internet access devices, computers and consumer electronics, require increasingly complex ICs to provide improved end-product performance demanded by their customers.

     Semiconductor manufacturers generally compete based on product performance and price. We believe that testing costs represent a significant portion of the total cost of manufacturing ICs. As product life cycles shorten, semiconductor manufacturers are under more pressure to maximize production yields and reduce testing costs. At the same time, the growing complexity of ICs has increased the difficulty of maximizing test yields. In order to address these market trends, semiconductor manufacturers strive for more effective utilization of ATE, smaller test areas and increased wafer level testing.

     The demand for new ATE and related equipment depends upon several factors, including the demand for products that incorporate ICs, the increasing complexity of ICs and the emergence of new IC design, production and packaging technologies. Some of the newer IC technologies include the use of 300 mm wafers in production, system-on-a-chip, or SOC, where digital, analog and memory functions are combined on a single IC, and chip scale packaging. As a result of these and other advances, semiconductor manufacturers must purchase additional ATE to handle the increased production and more sophisticated testing requirements of ICs. For example, existing 150 mm and 200 mm wafer facilities are being upgraded, and the industry is beginning to convert to 300 mm wafer facilities. Dataquest, an independent market research group, estimates that capital spending by semiconductor manufacturers was $30.1 billion in 1998, and projects that such spending will be $63.5 billion in 2004 after reaching $74.9 billion in 2002.

IC Test Process


     Semiconductor manufacturers typically produce ICs in multiples of several hundred on a silicon wafer which is later separated or "diced" into individual ICs. Extended leads are then attached to the individual ICs, for later connection to other electrical components, before the ICs are put in a plastic, ceramic or other protective housing. This process step is called "packaging." Wafers are tested before being diced and packaged, to ensure that only properly functioning ICs are packaged. This testing step has several names including "front-end test," "wafer test" or "wafer probe." In front-end test, a piece of equipment known as a wafer prober automatically positions the wafer under a "test head," which connects electrically to a test system. Once the good ICs have been identified, they are packaged. The packaged IC also requires testing, called "back-end test," to determine if it meets design and performance specifications. Packaged ICs are placed into a machine called a handler, which then plugs the packaged ICs into an environmentally-controlled test head, which includes a test socket, for testing. The following diagram illustrates the basic steps, including testing, of the IC manufacturing process.


      [Schematic depiction of the fabrication of an integrated circuit using blocks to represent each major step of the process from wafer fabrication to a finished device with special emphasis on "Front-end Test" and "Back-end Test."]


     Testers range in price from approximately $500,000 to over $3.0 million each, depending primarily on the complexity of the IC to be tested and the number of test heads, typically one or two, with which each tester is configured. Probers and handlers range in price from approximately $100,000 to $500,000. A typical test floor of a large semiconductor manufacturer may have 100 test heads and 100 probers or 250 handlers supplied by various vendors for use at any one time.



     Test head manipulators, also referred to as positioners, facilitate the movement of the test head to the wafer prober in front-end test, and to the handler in back-end test. Docking hardware connects the test head to the wafer prober and handler. Tester interface products provide the electrical connection between the test head and the wafer or packaged IC. Traditionally, temperature management products are used in back-end test to allow a manufacturer to test packaged ICs under the extreme temperature conditions in which the IC may be required to operate. However, we believe that temperature-controlled testing will be an increasingly important part of front-end wafer testing as the demand for front-end testing grows.





Trends in IC Testing


     While the basic purpose of testing ICs during production is to identify unacceptable products, a related goal of the semiconductor manufacturer is to perform the test in the most efficient and cost-effective manner possible. To provide testing equipment that can help manufacturers meet this goal, the ATE industry must respond to the following developments:


     Change in Technology. Currently, most semiconductor manufacturers use 150 mm and 200 mm wafer technology. In order to increase throughput and lower IC cost, semiconductor manufacturers will need to add 300 mm wafer production capability over the next few years. In addition, end-user applications are demanding ICs with increasingly higher performance, greater speeds, and smaller sizes. ICs that meet these higher standards are more complex and dense. SOC designs are likely to have increasing demand in the future. These technology trends have significant implications for the IC testing process, including:

       o the need for more complex, larger and heavier test heads;


       o higher pin densities;


       o increasing test speeds; and


       o a new generation of testers for SOC and other technologies.


     Need for Plug-Compatibility and Integration. Semiconductor manufacturers need test methodologies that will perform increasingly complex tests while lowering the overall cost of testing. This can require combining ATE manufactured by various companies into optimally performing systems. Semiconductor manufacturers have to work closely with various test hardware, software, interface and component vendors to resolve design and compatibility issues in order to make these vendors' products plug-compatible with test equipment manufactured by other vendors.

     Testing under Extreme Conditions. ICs will have to perform across a wider spectrum of temperature and environmental conditions than ever before because of the growing complexity of products in which they are deployed. Temperature testing will likely find an increasing role in front-end, wafer level testing. Creating a uniform thermal profile over much larger wafer areas represents a significant engineering and design challenge for ATE manufacturers.

     Demand for Higher Levels of Technical Support. As IC testing becomes more complex, semiconductor manufacturers are increasingly demanding higher levels of technical support on a routine basis. ATE manufacturers must commit greater resources to technical support in order to develop close working relationships with their customers. This level of support also requires close proximity of service and support centers to customers' facilities.

     Cost Reduction through Increased Front-End Testing. As the cost of testing ICs increases, semiconductor manufacturers will continue to look for ways to streamline the testing process to make it more cost-effective. We believe that this factor will lead to more front-end, wafer level testing.

Our Solutions

     We have focused our efforts on designing and producing high quality products that provide superior performance and cost-effectiveness. We seek to address each manufacturer's individual needs through innovative and customized designs, use of the best materials available, quality manufacturing practices and personalized service. We design solutions to overcome the evolving challenges facing the ATE industry by providing the following advantages:

     Scalable, Universal, High Performance Interface Technology. Our universal test head manipulators provide six degrees of motion freedom to enable a high degree of flexibility with the minimum amount of effort. As a result, our products can be used in virtually any test setting. Our manipulators have kept pace with the rapidly increasing size of test heads, which can weigh up to 900 pounds and which will become larger and heavier as the required level of testing sophistication increases. Our docking hardware offers precise control over the connection to test sockets, probing assemblies and interface boards, reducing downtime and minimizing costly damage to fragile components. We believe that these characteristics will gain even more significance as testing becomes more complicated.

     Compatibility and Integration. A hallmark of our products has been, and continues to be, compatibility with a wide variety of ATE. Our universal manipulators can handle test heads produced by different manufacturers. We also design and manufacture docking hardware that can be used with otherwise incompatible ATE. We believe this integrated approach to ATE facilitates smooth changeover from one tester to another, longer lives for interface components, better test results and lower overall test costs.

     Wafer Level Testing. Semiconductor manufacturers use our redesigned ThermoChuck(R) products for front-end temperature stress screening at the wafer level. This can provide significant cost savings from early identification of defective ICs that will not perform at specified temperatures thereby eliminating the costs of packaging and testing these defective ICs. ThermoChuck(R) products are capable of handling any size wafer, including a 300 mm wafer, for thermal test without causing the wafer distortion that can occur as temperature changes are introduced. In addition, our Pro Dock can be used in front-end testing by a single operator to position a test head weighing up to 1,000 pounds. The Pro Dock has a relatively small footprint that significantly increases test floor space utilization. We believe that these characteristics will become even more important as front-end testing becomes more intricate.

     Worldwide Customer Service and Support. We have long recognized the need to maintain a physical presence near our customers' facilities. We have manufacturing facilities in New Jersey, Massachusetts, California, the U.K. and Singapore, and we provide service to our customers from 12 sales and service offices in the U.S., the U.K., Japan, Singapore and Germany. Thus, our engineers are easily accessible to, and can work directly with, most of our customers from the time we begin developing our initial proposal through the delivery, installation and use of the product by our customer. In this way, we are able to develop and maintain close relationships with our customers.

Our Strategy

     Our goal is to be recognized in our industry as the designer and manufacturer of the highest quality products in our markets and to become a supplier for all of our customers' ATE needs, other than probers, handlers and testers. Our strategies to achieve these goals include the following:

     Providing technologically advanced solutions. We are committed to designing and producing only the highest quality products which incorporate innovative designs to achieve optimal cost-effectiveness and functionality for each customer's particular situation. Our engineering and design staff are continually engaged in developing new and improved products and manufacturing processes.

     Leveraging our strong customer relationships. Our technical personnel work closely with ATE manufacturers to design tester interface and docking hardware that are compatible with their ATE. As a result, we are often privy to proprietary technical data and information about these manufacturers' products. We believe that because we do not compete with ATE manufacturers in the prober, handler and tester markets, we have been able to establish strong collaborative relationships with these manufacturers that enable us to develop ancillary ATE products on an accelerated basis.


     Continuing our international expansion. Our existing and potential customers are concentrated in certain regions throughout the world. We believe that we must maintain a presence in the markets in which our customers operate. We currently have offices in the U.S., the U.K., Japan, Singapore and Germany.


     Pursuing synergistic acquisitions. A key element of our growth strategy is to acquire businesses, technologies or products that are complementary to our current product offerings. Our TestDesign and Temptronic acquisitions have expanded our line of product offerings and given us the opportunity to market a broader range of products to our customer base. We expect to make acquisitions that will further expand our product lines, enabling us to become a single source supplier to the test floor for a complete selection of equipment compatible with testers, probers and handlers of all manufacturers.

Our Products

     We design and manufacture manipulators, docking hardware, temperature management products and tester interface products, all of which are designed to improve the utilization and performance of ATE used by semiconductor manufacturers in the testing of ICs. Semiconductor manufacturers most frequently use our primary lines of manipulators and docking hardware during back-end testing of specialized packaged ICs. They use our temperature management products and tester interface products in both front-end and back-end testing of ICs. These ICs include microprocessors, digital signal processing chips, application specific ICs and specialized memory ICs, and are used primarily in the automotive, computer, consumer products and telecommunications industries. We custom design most of our products for each customer's particular combination of ATE. We have designed over 5,000 models, each of which is mechanically different. These models are designed to facilitate the use of one or more of over 175 different test heads with one or more of over 30 probers or 300 handlers.

Manipulator Products

Universal Manipulators: Our primary line of manipulator products consists of the in2(R) Test Head Positioners, which are free-standing universal manipulators. Universal manipulators can hold a variety of test heads and enable an operator to reposition a test head for alternate use with any one of several probers or handlers on a test floor. The in2(R) differs from universal manipulators manufactured by our competitors by our innovative, patented floating-head design. This design permits a test head weighing up to 900 pounds to be held in an effectively weightless state, so it can be moved manually up or down, right or left, forward or backward and rotated around each axis (known as six degrees of motion freedom) by an operator using a modest amount of force. The same design features enable the operator to dock the test interface board without causing inadvertent damage to the fragile electrical contacts. As a result, after testing a particular production lot of ICs, the operator can quickly and easily disconnect a test head held in an in2(R) manipulator and equipped with our docking hardware and dock it to another handler for testing either a subsequent lot of the same packaged IC or to test a different IC. To accommodate increasingly heavy test heads, we have recently introduced a universal manipulator that can provide power assisted positioning for each axis of motion. in2(R) manipulators range in price from approximately $12,000 to $100,000.

Dedicated Manipulators: In addition to our free-standing universal manipulators, we manufacture several models of dedicated manipulators. We have developed a fully-automatic, electrically-powered and microprocessor-controlled dedicated manipulator, which we call the Pro Dock. We believe it is the only fully-automatic manipulator which enables a test head to be automatically docked to a prober or handler with the push of one button. We believe that the Pro
Dock series of manipulators will be attractive to semiconductor manufacturers for testing 300 mm wafers and packaged memory ICs because the size of test heads for these wafers and ICs make manual manipulation difficult. In addition, we believe that the Pro Dock will enable semiconductor manufacturers to increase floor space utilization of their ATE systems by 25% to 40% over that achieved by other dedicated or universal manipulators because a Pro Dock manipulator has virtually a zero footprint. We have not yet sold any Pro Dock manipulators, and do not expect significant sales of this product, until demand for 300 mm wafers reaches levels warranting significant investment in new testing equipment by semiconductor manufacturers.

Docking Hardware Products

     Our docking hardware products ensure proper alignment of the delicate interface between the test head's interface board and the prober's probing assembly or the handler's test socket as they are brought together, or "docked." A simple cam action docks and locks the test head to the prober or handler, thus eliminating motion of the test head relative to the prober or handler. This minimizes deterioration of the interface boards, test sockets and probing assemblies which is caused by the constant vibration during testing. Our docking hardware products are used primarily with floating-head universal manipulators when maximum mobility and inter-changeability of handlers between test heads is required. By using our docking hardware products, semiconductor manufacturers can achieve cost savings through improved ATE utilization, improved accuracy and integrity of test results, and reduced repairs and replacements of expensive ATE interface products.

     Our docking hardware products differ from those offered by competing ATE manufacturers by our ability to make various competing brands of test heads compatible with various brands of probers and handlers used by a semiconductor manufacturer by only changing interface boards. This is called "plug-compatibility." Plug-compatibility enables increased flexibility and utilization of test heads, probers and handlers purchased from various manufacturers. We believe that because we do not compete with ATE manufacturers in the sale of probers, handlers or testers, ATE manufacturers are willing to provide us with the information that is integral to the design of plug-compatible products. Our docking hardware products range in price from approximately $2,000 to $12,000.

Temperature Management Products

     Our temperature management products enable a manufacturer to test a semiconductor wafer or IC over the extreme and variable temperature conditions that can occur in the actual use of the electronic device containing the ICs.

ThermoChuck(R) Products: Our ThermoChuck(R) precision vacuum platform assemblies quickly change and stabilize the temperature of semiconductor wafers during testing without removing the wafer from its testing environment. Such temperatures can range from as low as -65oC to as high as +400oC. ThermoChucks(R) are incorporated into wafer prober equipment for laboratory analysis and for in-line production testing of semiconductor wafers. We recently redesigned our ThermoChuck(R) product line and developed an innovative manufacturing process for this product line. We believe this new design and manufacturing process will improve the reliability and performance of ThermoChuck(R) products. Specifically, our redesigned ThermoChuck(R) products stay flatter, remain more level and maintain more uniform temperatures during testing than our previous design. In addition, the new manufacturing process is expected to reduce production costs for these products. We recently began marketing the redesigned ThermoChuck(R) products. ThermoChuck(R) products range in price from approximately $14,000 to $55,000.

ThermoStream(R) Products: Our ThermoStream(R) stand-alone temperature management systems use a temperature-controlled air stream to rapidly change and stabilize the temperature of packaged ICs and printed circuit boards. ThermoStream(R) products provide a source of heated and cooled air which can be directed over the component or device under test. These systems are capable of controlling temperatures to within 0.1oC over a range of -80oC to as high as +225oC within 1.0oC of accuracy. Traditionally, our customers used ThermoStream(R) products primarily in engineering, quality assurance and small-run manufacturing environments. However, increasingly, our customers use ThermoStream(R) products in longer-run production applications. ThermoStream(R) products range in price from approximately $4,200 to $30,000.

Other Temperature Management Products: We also manufacture ancillary temperature management products including temperature-controlled contact probes, temperature-controlled enclosures, and precision temperature platforms. Recent developments in wireless communications have resulted in the mounting of wireless transmitters outdoors to reduce transmission line problems. As a result, these transmitters are exposed to extreme temperature variations and require testing over the full range of temperature exposure that will be encountered. Historically, the standard approach to this type of testing has been to use conventional thermal chambers, which can require removing equipment during testing and potentially cause damage to the sensitive microwave cables or create erroneous measurements. Our other temperature management products can be used to provide a closed, temperature-controlled environment for temperature testing of high frequency transmitters and receivers without the need for removal during testing, eliminating the risk of damage due to interruption of the test.

Tester Interface Products

     Tester interface products provide the electrical connections between the tester and the wafer prober or IC handler to carry the electrical signals between the tester and the probe card on the prober or the test socket on the handler. Our designs optimize the integrity of the transmitted signal which increases the accuracy of the test data. Therefore, our tester interface products can be used with high speed, high frequency, digital or mixed signal interfaces used in testing more complex ICs. Because our tester interface products enable the tester to provide more reliable yield data, our interfaces may also reduce IC production costs. We offer over 200 different types of tester interface models that we custom designed for our customers' specific applications. These products range in price from $6,000 to $46,000.

Marketing, Sales and Customer Support

     We market and sell our products in all markets where the manufacture of semiconductors occurs. North American and European semiconductor manufacturers have located most of their back-end factories in Southeast Asia. The front-end wafer fabrication plants of U.S. semiconductor manufacturers are primarily in the U.S. Likewise, European, Taiwanese, South Korean and Japanese semiconductor manufacturers generally have located their wafer fabrication plants in their respective countries.

Manipulator, Docking Hardware and Tester Interface Products: In North America, we sell to semiconductor manufacturers principally through independent, commissioned sales representatives. North American sales representatives also coordinate product installation and support with our technical staff and participate in trade shows.

     Our account managers handle sales to ATE manufacturers and are responsible for a portfolio of customer accounts and for managing certain independent sales representatives. In addition, our account managers are responsible for pricing, quotations, proposals and transaction negotiations, and they assist with applications engineering and custom product design. Technical support is provided to North American customers and independent sales representatives by employees based in New Jersey, California, Texas, Arizona, and Oregon.

     In Europe and Japan, we sell to semiconductor and ATE manufacturers through our account managers. In China, Hong Kong, Malaysia, the Philippines, South Korea, Taiwan and Thailand, we sell through independent sales representatives. International sales representatives are responsible for sales, installation, support and trade show participation in their geographic market areas.

Temperature Management Products: Sales to ATE manufacturers are handled directly by our own sales force. Sales to semiconductor manufacturers in the U.S. are handled through independent sales representative organizations, except in New England and upstate New York where we sell directly. Outside the U.S., our sales to semiconductor manufacturers are handled through distributors. These distributors represent us in 30 countries. We visit our distributors regularly and have trained them to sell and service all of our temperature management products.


Post-merger Integration: We believe that one of the benefits that may result from our merger with Temptronic is the opportunity to combine our sales and distribution efforts. We have started the process of cross-training our sales forces and will continue integrating our sales and marketing teams over the balance of the year.

Customers

     We market all of our products to semiconductor manufacturers and ATE manufacturers. In the case of temperature management products, we also market our products to independent testers of semiconductors, manufacturers of electronic products, and semiconductor research facilities. Our customers use our products principally in production testing, although our ThermoStream(R) products traditionally have been used largely in engineering development and quality assurance. We believe that we sell to most major semiconductor manufacturers in the world.

     Our largest customers include:

           Semiconductor Manufacturers             ATE Manufacturers
           ---------------------------             -----------------
           Hewlett Packard                         Analog Devices
           Lucent Technologies                     LTX
           Motorola                                Teradyne
           ST Microelectronics                     Cascade Microtech
           Texas Instruments                       Electroglas
           IBM                                     Tokyo Seimitsu

Manufacturing and Supply

     Our principal manufacturing operations consist of assembly and testing at our facilities in New Jersey, Massachusetts, California, the U.K., and Singapore. By maintaining manufacturing facilities and technical support in geographic markets where most of our customers are located, we believe that we are able to respond more quickly and effectively to our customers' needs. We have recently expanded our manufacturing facilities in California, and will be moving our headquarters, manufacturing and warehouse facility in New Jersey to a larger facility located within a half-mile of our current facility in the third quarter of 2000.

     We assemble most of our products from a combination of standard components and custom parts that have been fabricated to our specifications by either third party manufacturers or our own fabrication operations in New Jersey and California. Our practice is to use the highest quality raw materials and components in our products. The primary raw materials used in fabricated parts are all widely available. We purchase substantially all of our components from multiple suppliers. Although we purchase certain raw materials and components from single suppliers, we believe that all materials and components are available in adequate amounts from other sources.

     We conduct inspections of incoming raw materials, fabricated parts and components using sophisticated measurement equipment. This includes testing with coordinate measuring machines in New Jersey, Massachusetts, the U.K. and Singapore to ensure that products with critical dimensions meet our specifications. We have designed our inspection standards to comply with applicable MIL specifications and ANSI standards. We have retained a consultant to prepare a quality manual and assist in our application for ISO 9001 certification, which we intend to file by the end of 2000.

Engineering and Product Development

     Our success depends on our ability to provide our customers with products and solutions that are well engineered, and to design those products and solutions before, or at least no later than, our competitors. As of March 31, 2000, we employed a total of 44 engineers, who were engaged full time in engineering and product development. Our practice in many cases is to assign engineers to work with specific customers, thereby enabling us to develop the relationships and free exchange of information that is most conducive to successful product development and enhancement. In addition, some of our engineers are assigned to new product research and development and have worked on such projects as the redesign of the ThermoChuck(R) and the development of several new types of universal manipulators.

     Since most of our products are customized, we consider substantially all of our engineering activities to be engineering and product development. We spent approximately $4.9 million on engineering and product development in 1999, $4.1 million in 1998, and $4.5 million in 1997.

Patents and Other Proprietary Rights

     As of March 31, 2000, we held 21 U.S. patents and had pending 16 U.S. patent applications covering various aspects of our technology. Our U.S. issued patents will expire at various times beginning in 2001 and extending through 2019. We also hold foreign patents and file foreign patent applications, in each case derived from our U.S. patents, to the extent management deems appropriate.

     Our policy is to protect our technology by filing patent applications for the technologies that we consider important to our business. We also rely on trade secrets and unpatentable know-how to protect our proprietary rights. It is our practice to require, as a condition of permanent employment, that all of our employees agree to assign to us all rights to inventions or other discoveries relating to our business made while employed by us. In addition, all employees agree not to disclose any private or confidential information relating to our technology or intellectual property.

Competition

     Our competitors include independent manufacturers, ATE manufacturers and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. Competitive factors in our market include product performance, price, functionality, reliability, customer service, applications support, and timely product delivery. We believe that our long-term relationships with the industry's leading semiconductor manufacturers and other customers, and our commitment to and reputation for providing high quality products are important elements in our ability to compete effectively in all of our markets.

     The independent manufacturers of docking hardware and manipulators that compete with us include Reid-Ashman Manufacturing and Microhandling GmbH, each of which manufactures docking hardware and manipulators. The ATE manufacturers that compete with us in the sale of docking hardware and universal manipulators include Credence Systems, LTX, Schlumberger and Teradyne, who are also our customers.

     Our principal competitors for temperature management products are Thermonics, Trio-Tech International and ERS Elektronik GmbH. The independent manufacturers of tester interface products that compete with us include Cerprobe, Synergetix, a division of IDI, and Xandex. ATE manufacturers that compete with us in the sale of tester interface products include Credence Systems, LTX and Teradyne.

Backlog

     At March 31, 2000, our backlog of unfilled orders for all products was approximately $17.6 million compared with approximately $8.2 million at March 31, 1999. Our backlog includes customer purchase orders which we have accepted, substantially all of which we expect to deliver in the current fiscal year. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. As a result, our backlog at a particular date is not necessarily indicative of sales for any future period.

Employees

     At March 31, 2000, we had 318 full time employees, including 183 in manufacturing operations, 101 in customer support/operations and 34 in administration. These figures include approximately 50 temporary employees, primarily in manufacturing jobs. Substantially all of our key employees are highly skilled and trained technical personnel. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relationship with our employees is very good.

Properties

     At March 31, 2000, we leased 11 facilities worldwide. We expanded our Singapore and Thame, U.K. facilities during 1999 and our Sunnyvale, California and Japan facilities during the first quarter of 2000.

     The following chart provides information regarding each of the principal facilities we occupied, or for which we had signed leases, at March 31, 2000.

                     Lease         Approximate
Location             Expiration    Square Footage    Principal Uses
--------             ----------    --------------    --------------
Cherry Hill, NJ*     9/10          80,000            Future headquarters, design, manufacturing, service and
                                                     sales--manipulators and docking hardware
Cherry Hill, NJ**    5/03          28,600            Current headquarters, design, manufacturing, service and
                                                     sales--manipulators and docking hardware
Cherry Hill, NJ**    2/03          11,000            Warehouse storage space
Cherry Hill, NJ      8/04          11,000            Machine shop
Newton, MA           8/01          44,000            Design, manufacturing, service and sales--temperature
                                                     management products
Sunnyvale, CA        12/04         18,300            Design, manufacturing, service and sales--tester interface products

------------
 * Lease to commence September 2000.
** These leases will be terminated upon occupancy of the new headquarters, which will be leased to us by the same landlord.


     In the third quarter of 2000, we leased a facility in Germany and plan to move to larger facilities in Cherry Hill, New Jersey. In addition, we expect to relocate our Massachusetts facility when the lease expires in 2001. We believe that additional space to meet our current and foreseeable future needs is readily available.


Legal Proceedings

     From time to time we are a party to legal proceedings. We are not currently involved in any legal proceedings the resolution of which could have a material effect on our business, our financial position or our results of operations.

                                   MANAGEMENT

Officers and Directors


     Our executive officers and directors and their ages as of June 1, 2000 are as follows:

Name                              Age    Position
----                              ---    --------
Robert E. Matthiessen ..........   55    President, Chief Executive Officer and Director
Hugh T. Regan, Jr. .............   40    Treasurer, Secretary and Chief Financial Officer
Douglas W. Smith ...............   50    Executive Vice President, Chief Operating Officer
                                          and Director
Daniel J. Graham ...............   54    Vice Chairman, Senior Vice President and Director
Jack R. Edmunds ................   59    Vice President of Operations
Jerome R. Bortnem ..............   47    Vice President of Sales and Marketing
William M. Stone ...............   58    President and Chief Executive Officer of
                                          Temptronic Corporation and Director
Alyn R. Holt ...................   62    Chairman
Richard O. Endres ..............   74    Director
Stuart F. Daniels, Ph.D ........   59    Director
Gregory W. Slayton .............   40    Director
James J. Greed, Jr .............   61    Director

     Robert E. Matthiessen was elected Chief Executive Officer of inTEST in August 1998. He was elected President and a director of inTEST in February 1997. Mr. Matthiessen served as Chief Operating Officer of inTEST from December 1997 until August 1998. Prior to that, Mr. Matthiessen served as Executive Vice President since joining inTEST in October 1984.


     Hugh T. Regan, Jr. has served as inTEST's Treasurer and Chief Financial Officer since joining inTEST in April 1996 and was elected Secretary in December 1999. From 1985 to April 1996, Mr. Regan served in various financial capacities for Value Property Trust, a publicly traded real estate investment trust, including Vice President of Finance from 1989 to September 1995 and Chief Financial Officer from September 1995 until April 1996.

     Douglas W. Smith was elected Executive Vice President, Chief Operating Officer and a director of inTEST in August 1998. Mr. Smith founded and served as President of TestDesign Corporation, a California corporation engaged in the manufacture of tester interface products, which was acquired by inTEST in August 1998. Mr. Smith founded TestDesign Corporation in February 1985.

     Daniel J. Graham is a co-founder of inTEST and has served as Senior Vice President and a director of inTEST since June 1988. Mr. Graham was elected Vice Chairman of inTEST in October 1998.

     Jack R. Edmunds has served as inTEST's Vice President of Operations since October 1998 and as Director of Operations from September 1987 to October 1998.

     Jerome R. Bortnem has served as inTEST's Vice President of Sales and Marketing since August 1998 and as Western Regional Sales Manager from August 1993 to August 1998.

     William M. Stone has served as a director of inTEST since our acquisition of Temptronic in March 2000. He also serves as President and Chief Executive Officer of Temptronic. Mr. Stone joined Temptronic in May 1997 as Director of Engineering and became Senior Vice President and Chief Operating Officer in October 1998. He was appointed President and Chief Executive Officer in August 1999 and became a director of Temptronic in November 1999. From November 1995 to May 1997, Mr. Stone served as Director of Engineering and Operations for the Technic Equipment Division of Technic Corporation. From December 1994 to November 1995, he served as Director of Engineering for Gerber Optical, a subsidiary of Gerber Scientific Corporation.

     Alyn R. Holt is a co-founder of inTEST and has served as Chairman since inTEST's inception in September 1981. Mr. Holt served as Chief Executive Officer of inTEST from September 1981 to August 1998.

     Richard O. Endres has served as a director of inTEST since April 1982. Since 1976, he has served as President of VRA, Inc., which provides business planning and financial services for technology based companies.

     Stuart F. Daniels, Ph.D. is a co-founder of inTEST and served as Vice President and a director in 1982 and was reappointed as a director in April 1997. In March 1996, Dr. Daniels founded The Daniels Group, which is engaged in technology assessment, protection and commercialization consulting. From 1980 to December 1995, Dr. Daniels held several management positions with Siemens Corporation and its subsidiaries.

     Gregory W. Slayton has served as a director of inTEST since August 1998. Since December 1997, Mr. Slayton has been the President, Chief Executive Officer and a director of ClickAction, Inc., formerly MySoftware Company, a publicly traded company that develops small business software. Additionally, since June 1997, Mr. Slayton has been Managing Director of Slayton Capital, a venture capital firm. From December 1995 to July 1997, Mr. Slayton was President, Chief Operating Officer and a director of ParaGraph International, a privately held Internet tools company. From December 1995 to March 1996, Mr. Slayton also served as President and Chief Executive Officer of Velocity, Inc., a privately held CD-gaming company. Mr. Slayton co-founded Worlds, Inc., an Internet technology company, in August 1994 and served as its Senior Vice President and Chief Financial Officer from its inception to November 1995. Mr. Slayton is also a director of Net Creations, Inc., a publicly traded Internet provider of direct marketing services, and Quantum Corporation, a publicly traded manufacturer of hard disk drives and related products.

     James J. Greed, Jr. has served as a director of inTEST since our acquisition of Temptronic in March 2000. From April 1991 to December 1999, Mr. Greed was President of VLSI Standards, Inc., a leading supplier of calibration standards to the semiconductor and related industries. Following his retirement from VLSI, Mr. Greed founded Foothill Technology, a consulting firm, and has served as its President since its inception. Hakuto Co., Ltd. of Japan, the parent company of Hakuto America Holdings, Inc., a principal stockholder of inTEST, is a client of Foothill Technology. From July 1992 through December 1999, Mr. Greed also served on the board of directors of Semiconductor Equipment and Materials International, or SEMI, an international trade association, serving as chairman for the 1996-1997 term and chairman of its International Standards Committee since 1994. In January 2000, SEMI engaged Mr. Greed to coordinate an effort by semiconductor equipment manufacturers to develop a coordinated international assessment of, and response to, the recently published International Technology Roadmap for Semiconductors.

Agreements Regarding Selection of Nominees for Director


     Under the terms of the Amended and Restated Agreement and Plan of Merger and Reorganization dated as of January 4, 2000, pursuant to which Temptronic was merged into one of our wholly-owned subsidiaries, we agreed that, at the closing of the merger, Messrs. Greed and Stone would be elected as directors. We also agreed that, for a period of two years following the closing of the merger, we will nominate Messrs. Greed and Stone for re-election at each annual meeting of our stockholders or special meeting held in lieu of an annual meeting and recommend their re-election.


Limitation of Liability of Directors and Indemnification Matters

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     o any breach of their duty of loyalty to the corporation or its stockholders;
     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     o unlawful payments of dividends or unlawful stock repurchases or redemptions; or
     o any transaction from which a director derives an improper personal benefit.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We have purchased directors' and officers' liability insurance, which entitles us to be reimbursed in certain circumstances for indemnity payments we make to our directors or officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 1, 2000 (except where otherwise noted), and as adjusted to reflect the sale of shares of common stock offered by this prospectus by:


     o each of our executive officers;
     o each of our directors;
     o all directors and executive officers as a group;
     o each stockholder known by inTEST to own beneficially more than 5% of our common stock; and
     o each of our current stockholders who is expected to sell shares in the offering.


     Percentage ownership in the following table is based on 8,652,961 shares of common stock outstanding as of June 1, 2000. We have determined beneficial ownership in the table in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by any person and the percentage ownership of that person, we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of June 1, 2000 to be outstanding. However, we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.


                                              Shares Beneficially Owned                     Shares Beneficially Owned
                                                   Before Offering                               After Offering
                                              --------------------------                    -------------------------
                                                                              Number of
                                               Number of     Percent of     Shares Being     Number of     Percent of
          Name of Beneficial Owner               Shares         Total          Offered         Shares        Total
-------------------------------------------   -----------   ------------   --------------   -----------   -----------
Directors and Officers:
Robert E. Matthiessen(1) ..................       62,419          *             16,449          45,970          *
Hugh T. Regan, Jr.(2) .....................       28,100          *                  0          28,100          *
Douglas W. Smith(3) .......................      593,750         6.9%          156,465         437,285         4.5%
Daniel J. Graham(4) .......................      311,260         3.6%           82,023         229,237         2.4%
Jack R. Edmunds(5) ........................       37,141          *              5,733          28,408          *
Jerome R. Bortnem(6) ......................       23,536          *                  0          23,536          *
William M. Stone(7) .......................       16,552          *                  0          16,552          *
Alyn R. Holt(3)(8) ........................    1,576,256        18.2%          445,000       1,161,256        12.0%
Richard O. Endres(9) ......................      129,197         1.5%           34,046          95,151          *
Stuart F. Daniels, Ph.D.(10) ..............       17,282          *                  0          17,282          *
Gregory W. Slayton(11) ....................       31,600          *              8,327          23,273          *
James J. Greed, Jr. .......................            0          *                  0               0          *
All directors and executive officers as a
 group (12 individuals)(12) ...............    2,827,093        32.5%          721,043       2,106,050        21.7%


Five Percent Stockholders:
Temptronic Corporation Equity Participation
 Trust(3)(13) .............................      665,157         7.7%                0         665,157         6.9%
FMR Corp.(14) .............................      650,000         7.5%                0         650,000         6.7%
Hakuto America Holdings, Inc.(15) .........      647,500         7.5%          170,629         476,871         4.9%
Wellington Management Company LLP(16) .....      604,000         7.0%                0         604,000         6.3%
Brinson Partners, Inc.(17) ................      457,815         5.3%                0         457,815         4.7%

Other Selling Stockholders:
C. E. Holt(18) ............................      150,427         1.7%           61,554          88,873          *
M. M. Matthiessen(18) .....................       62,618          *             16,501          46,117          *
Hugh T. Regan, Sr.(19) ....................       41,940          *             11,052          30,888          *



                                              Shares Beneficially Owned                     Shares Beneficially Owned
                                                   Before Offering                               After Offering
                                              --------------------------                    -------------------------
                                                                              Number of
                                               Number of     Percent of     Shares Being     Number of     Percent of
          Name of Beneficial Owner               Shares         Total          Offered         Shares        Total
-------------------------------------------   -----------   ------------   --------------   -----------   -----------
K. J. Regan(20) ...........................       41,939          *              11,052         30,887          *
A. Graham(18) .............................       31,000          *               8,169         22,831          *
                                                                              ---------
Total: ....................................                                   1,000,000
                                                                              =========

------------
* Denotes less than one percent of class.

 (1) Excludes 62,618 shares owned by Mr. Matthiessen's spouse and 2,000 shares owned by Mr. Matthiessen's emancipated child. Mr. Matthiessen disclaims beneficial ownership of the shares owned by his spouse and child.


 (2) Includes 22,000 shares subject to options exercisable by July 31, 2000.


 (3) The address of the stockholder is: c/o inTEST, 2 Pin Oak Lane, Cherry Hill, New Jersey 08003.

 (4) Excludes 31,000 shares owned by Mr. Graham's spouse, 4,300 shares owned by Mr. Graham's emancipated child and 1,500 held in trust for the benefit of Mr. Graham's minor child. Mr. Graham disclaims beneficial ownership of the shares owned by his spouse and children.


 (5) Includes 4,000 shares subject to options exercisable by July 31, 2000.

 (6) Includes 10,000 shares subject to options exercisable by July 31, 2000.

 (7) Includes 9,250 shares subject to options exercisable by July 31, 2000 and 2,677 shares held by the employee stock ownership plan for the benefit of Mr. Stone.


 (8) Includes 115,000 shares owned by The Holt Charitable Remainder Trust. The Trust will be selling all of its shares in the offering. Excludes 150,427 shares owned by Mr. Holt's spouse. Mr. Holt disclaims beneficial ownership of the shares owned by his spouse.

 (9) Includes 500 shares held by a corporation of which Mr. Endres is a stockholder and over which Mr. Endres shares investment control. Excludes 10,000 shares owned by Mr. Endres' spouse. Mr. Endres disclaims beneficial ownership of the shares owned by his spouse.

(10) Includes 6,000 shares subject to options exercisable by July 31, 2000.


(11) Includes 3,600 shares owned by The Slayton Family Foundation of which Mr. Slayton is the president.


(12) Includes 51,250 shares subject to options exercisable by July 31, 2000.

(13) Represents shares of common stock held by the Temptronic Corporation Equity Participation Trust (Temptronic's employee stock ownership plan) in a fiduciary capacity for employees of Temptronic. Shares held by the trust are allocated to employees of Temptronic annually based on each employee's salary. Temptronic employees' interests in the plan begin to vest after three years of employment and become fully vested after seven years of employment. With respect to shares held by the trust which are allocated to participants, the trustees must vote such shares in accordance with instructions from the participants. If no instructions are received, the trustees have a fiduciary duty to vote such shares in a manner consistent with their duties as fiduciaries under the Employee Retirement Income Security Act of 1974, as amended, or ERISA. With respect to shares held by the trust which are not allocated to participants, the trustees have the duty to vote such shares in a manner consistent with their duties as ERISA fiduciaries. As of June 1, 2000, 212,798 shares held in the plan were allocated to employees, and 452,359 shares were not yet allocated to employees.

(14) According to a Schedule 13G/A filed with the SEC on February 11, 2000, as of December 31, 1999, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of the 650,000 shares as a result of acting as investment adviser to Fidelity Low-Priced Stock Fund, an investment company registered under Section 8 of the Investment Company Act of 1940 that owns the 650,000 shares. The address or principal business office of each of Fidelity Management & Research, FMR and Fidelity Low-Priced Stock Fund is 82 Devonshire Street, Boston MA 02109. Edward C. Johnson 3d, Chairman of FMR, and Abigail P. Johnson, a director of FMR, and other members of the Edward C. Johnson 3d family and trusts for their benefit, through their ownership of voting common stock of FMR and the execution of a stockholders' voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d, Fidelity Management & Research, FMR (through its control of Fidelity Management & Research) and Fidelity Low-Priced Stock Fund each has sole power to dispose of the shares. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned by Fidelity Low-Priced Stock Fund, which power resides with, and is directed by, the Board of Trustees of Fidelity Low-Priced Stock Fund.

(15) According to a Schedule 13D filed with the SEC on March 17, 2000, as a result of the merger with Temptronic, Hakuto America Holdings, Inc., a former stockholder of Temptronic, became a stockholder of inTEST. The shares of Temptronic owned by Hakuto America converted into 647,500 shares of inTEST common stock. Hakuto America is a 100% owned subsidiary of Hakuto Co. Ltd., a Japanese corporation. Hakuto America serves as the U.S. holding company for certain investments and operating subsidiaries of Hakuto Co. Ltd., and its principal business office is 1015 E. State Parkway, Schaumburg, IL 60173.

(16) According to a Schedule 13G/A filed with the SEC on February 11, 2000, as of December 31, 1999, Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own the 604,000 shares which are held of record by its clients. Wellington Management's principal business office is located at 75 State Street, Boston, MA 02109.

(17) According to a Schedule 13G/A filed with the SEC on February 10, 2000, as of December 31, 1999, Brinson Partners, Inc., an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, and UBS AG, a bank as defined in Section 3(a)(6) of the Exchange Act, beneficially own the 457,815 shares. Brinson Partners is an indirect wholly-owned subsidiary of UBS AG. Brinson Partners' principal business office is located at 209 South LaSalle, Chicago, IL 60604-1295; UBS AG's principal business office is located at Bahnhofstrasse 45 8021, Zurich, Switzerland.

(18) The selling stockholder is the spouse of one of our directors.

(19) The selling stockholder is a former executive officer.

(20) The selling stockholder is the spouse of a former executive officer.

                                  UNDERWRITING

     The underwriters named below, represented by Needham & Company, Inc., Adams, Harkness & Hill, Inc. and Janney Montgomery Scott LLC, have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase a total of 1,000,000 shares of common stock from us and 1,000,000 shares of common stock from the selling stockholders. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of shares are subject to certain conditions precedent, and that the underwriters are committed to purchase all of such shares, if any are purchased.

                                                                Number of
Underwriter                                                      shares
-----------                                                     ---------
Needham & Company, Inc.
Adams, Harkness & Hill, Inc.
Janney Montgomery Scott LLC


                                                                ---------
Total ......................................................    2,000,000
                                                                =========

     The underwriters, through their representatives, have advised us and the selling stockholders that they initially propose to offer the shares of common stock to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $________ per share, and the underwriters may allow, and such dealers may reallow, a concession of not more than $_________ per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the representatives. We estimate that the total offering expenses, other than the underwriting discounts and commissions, will be $___________.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 300,000 additional shares of common stock at the same price as the initial 2,000,000 shares to be purchased by the underwriters. To the extent the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to 2,000,000, and we will be obligated to sell such shares to the underwriters. The underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of common stock offered in this offering.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including certain civil liabilities under the Securities Act.

     Pursuant to the terms of lock up agreements, all of our executive officers and directors and the selling stockholders, who will hold in the aggregate approximately 2,802,517 shares of common stock after this offering (including shares which may be issued to them upon exercise of stock options which are exercisable by July 31, 2000), have agreed with the representatives not to sell, contract to sell, make any short sale, pledge, or otherwise dispose of, or enter into any hedging transaction that is likely to result in any transfer of, any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock which such stockholder may own, for a period of 90 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc. Notwithstanding the foregoing, Mr. Holt has reserved the right to make a charitable contribution of up to 50,000 shares of common stock and Mr. Regan, Jr. has reserved the right to sell up to 16,000 shares of common stock upon exercise of options. In addition, we have agreed not to offer, sell, contract to sell, grant options, warrants or rights to purchase or otherwise dispose of any of our equity securities or any other securities convertible into or exchangeable for our common stock or other equity security (other than pursuant to our 1997 Stock Plan) or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock for a period of 90 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc., except that we may issue shares of common stock upon the exercise of outstanding stock options and we may grant stock options or restricted shares pursuant to our 1997 Stock Plan, as it may be amended by action of our board of directors and stockholders to increase the number of shares authorized for issuance by 500,000 shares.

     In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing the market price. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. To cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for and purchase common stock in the open market. The underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering if the underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above market levels that might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if they are undertaken, they may be discontinued at any time.


     In connection with this offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the common stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Needham & Company, Inc. and Janney Montgomery Scott LLC served as managing underwriters of our initial public offering in June 1997. Adams, Harkness & Hill, Inc. served as an underwriter of our initial public offering in June 1997. Janney Montgomery Scott LLC acted as our financial advisor in connection with the acquisition of TestDesign and rendered an opinion regarding the fairness of the exchange ratio in the Temptronic merger.

                                  LEGAL MATTERS

     The legality of the issuance of the shares of common stock being offered hereby will be passed upon for us and the selling stockholders by Saul, Ewing, Remick & Saul LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with patent law matters will be passed upon for us by Ratner & Prestia, P.C., Berwyn, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. From time to time, Morgan, Lewis & Bockius LLP has provided estate planning services to Alyn R. Holt, our chairman.

                                     EXPERTS

     The consolidated financial statements and schedule of inTEST Corporation as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Temptronic Corporation at June 30, 1998 and June 30, 1999, and for each of the three years in the period ended June 30, 1999, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

     Certain matters dealing with patents and proprietary rights set forth under "Risk Factors" and "Business--Patents and Other Proprietary Rights" have been included in this prospectus in reliance upon the written opinion of Ratner & Prestia, P.C., Berwyn, Pennsylvania, our patent counsel, as experts in such matters.

                               inTEST CORPORATION

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                 AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE


                                                                                            Page
                                                                                            ----
Consolidated Financial Statements:

 Independent Auditors' Report ............................................................   F-2

 Consolidated Balance Sheets as of December 31, 1998 and 1999 and March 31, 2000 .........   F-3

 Consolidated Statements of Earnings for the years ended December 31, 1997, 1998 and 1999
   and the three months ended March 31, 1999 and 2000 ....................................   F-4

 Consolidated Statements of Comprehensive Earnings for the years ended December 31, 1997,
   1998 and 1999 and the three months ended March 31, 1999 and 2000 ......................   F-5

 Consolidated Statements of Stockholders' Equity for the years ended December 31, 1997,
   1998 and 1999 and the three months ended March 31, 2000 ...............................   F-6

 Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and
   1999 and the three months ended March 31, 1999 and 2000 ...............................   F-7

 Notes to Consolidated Financial Statements ..............................................   F-8

Consolidated Financial Statement Schedule:

 Schedule II -- Valuation and Qualifying Accounts ........................................   F-26

                          Independent Auditors' Report



The Board of Directors and Stockholders
inTEST Corporation



We have audited the accompanying consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule of valuation and qualifying accounts as of and for the three years ended December 31, 1999. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of inTEST Corporation and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                      KPMG LLP




Philadelphia, Pennsylvania
May 5, 2000
                               inTEST CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                 (in thousands, except share and per share data)

                                                                                 December 31,
                                                                           -------------------------     March 31,
                                                                               1998          1999          2000
                                                                           -----------   -----------   ------------
                                                                                                        (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents .............................................    $  8,637      $ 12,047       $  8,682
 Trade accounts and notes receivable, net of allowance for doubtful
   accounts of $221, $239 and $238, respectively .......................       5,779        10,020         13,819
 Inventories ...........................................................       5,895         7,972          9,146
 Deferred tax asset ....................................................         245         1,271          1,271
 Refundable domestic and foreign income taxes ..........................         970            --             --
 Other current assets ..................................................         419           898            652
                                                                            --------      --------       --------
   Total current assets ................................................      21,945        32,208         33,570
                                                                            --------      --------       --------
Machinery and equipment:
 Machinery and equipment ...............................................       6,117         7,279          7,852
 Leasehold improvements ................................................       1,210         1,420          1,346
                                                                            --------      --------       --------
                                                                               7,327         8,699          9,198
 Less: accumulated depreciation ........................................      (5,191)       (6,002)        (6,257)
                                                                            --------      --------       --------
   Net machinery and equipment .........................................       2,136         2,697          2,941
                                                                            --------      --------       --------
Cash surrender value of life insurance .................................         990         1,067             --
Deferred tax asset .....................................................          --           350            350
Other assets ...........................................................         246           288            394
Goodwill, net of accumulated amortization of $301, $780 and $900,
 respectively ..........................................................       6,884         6,405          6,286
                                                                            --------      --------       --------
   Total assets ........................................................    $ 32,201      $ 43,015       $ 43,541
                                                                            ========      ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to bank .................................................    $  3,026      $  1,241       $     --
 Accounts payable ......................................................       2,185         5,195          6,452
 Accrued expenses ......................................................       1,447         3,011          2,706
 Current portion of long-term debt .....................................         150           123             --
 Domestic and foreign income taxes payable .............................          69         1,854          2,376
                                                                            --------      --------       --------
   Total current liabilities ...........................................       6,877        11,424         11,534
Long-term debt, net of current portion .................................         262           133             --
                                                                            --------      --------       --------
   Total liabilities ...................................................       7,139        11,557         11,534
                                                                            --------      --------       --------
Commitments (Note 10)

Stockholders' equity:
 Preferred stock, $0.01 par value; 5,000,000 shares authorized, no
   shares issued or outstanding ........................................          --            --             --
 Common stock, $0.01 par value; 20,000,000 shares authorized;
   8,597,842, 8,630,980 and 8,582,827 shares issued, respectively ......          86            86             86
 Additional paid-in capital ............................................      21,913        21,872         21,681
 Retained earnings .....................................................       6,944        13,077         13,555
 Accumulated other comprehensive earnings (expense) ....................         (35)           14              1
 Deferred compensation .................................................        (255)         (139)          (125)
 Note receivable from Equity Participation Plan ........................      (3,367)       (3,228)        (3,191)
 Treasury stock, at cost; 55,557, 55,557 and 0 shares, respectively ....        (224)         (224)            --
                                                                            --------      --------       --------
   Total stockholders' equity ..........................................      25,062        31,458         32,007
                                                                            --------      --------       --------
   Total liabilities and stockholders' equity ..........................    $ 32,201      $ 43,015       $ 43,541
                                                                            ========      ========       ========

          See accompanying Notes to Consolidated Financial Statements.

                               inTEST CORPORATION
                       CONSOLIDATED STATEMENTS OF EARNINGS
                 (in thousands, except share and per share data)

                                                                                             Three Months Ended
                                                  Years Ended December 31,                        March 31,
                                        ---------------------------------------------   -----------------------------
                                             1997            1998            1999            1999            2000
                                        -------------   -------------   -------------   -------------   -------------
                                                                                                 (Unaudited)
Net revenues ........................    $   40,014      $   36,058      $   53,585      $    8,223      $   20,254
Cost of revenues ....................        19,100          18,870          26,875           4,471          10,279
                                         ----------      ----------      ----------      ----------      ----------
   Gross margin .....................        20,914          17,188          26,710           3,752           9,975
                                         ----------      ----------      ----------      ----------      ----------
Operating expenses:
 Selling expense ....................         6,951           6,976           8,418           1,538           2,318
 Engineering and product
   development expense ..............         4,543           4,062           4,864           1,067           1,450
 General and administrative
   expense ..........................         3,580           4,074           6,101           1,087           1,473
 Merger-related costs ...............            --              --              --              --           2,557
                                         ----------      ----------      ----------      ----------      ----------
   Total operating expenses .........        15,074          15,112          19,383           3,692           7,798
                                         ----------      ----------      ----------      ----------      ----------
Operating income ....................         5,840           2,076           7,327              60           2,177
                                         ----------      ----------      ----------      ----------      ----------
Other income (expense):
 Interest income ....................           349             455             348              70             121
 Interest expense ...................          (310)           (356)           (229)            (66)            (30)
 Other ..............................           (15)             64             112              --               9
                                         ----------      ----------      ----------      ----------      ----------
   Total other income ...............            24             163             231               4             100
                                         ----------      ----------      ----------      ----------      ----------
Earnings before income taxes and
 minority interest ..................         5,864           2,239           7,558              64           2,277
Income tax expense ..................         1,616           1,181           1,425             125           1,799
                                         ----------      ----------      ----------      ----------      ----------
Earnings (loss) before minority
 interest ...........................         4,248           1,058           6,133             (61)            478
Minority interest ...................           (25)             --              --              --              --
                                         ----------      ----------      ----------      ----------      ----------
   Net earnings (loss) ..............    $    4,223      $    1,058      $    6,133      $      (61)     $      478
                                         ==========      ==========      ==========      ==========      ==========
Pro forma information (unaudited)
 (Note 3)
 Pro forma earnings before
   income taxes .....................    $    5,824
 Pro forma income taxes .............         2,224
 Pro forma net earnings .............         3,600


Earnings (loss) per common share (1997
 information is pro forma):
  Basic .............................    $     0.55      $     0.14      $     0.76      $    (0.01)     $     0.06
  Diluted ...........................          0.54            0.14            0.74           (0.01)           0.06
Weighted average common shares
 outstanding (1997 information is
  pro forma):
  Basic .............................     6,531,478       7,668,911       8,084,398       8,061,730       8,137,167
  Diluted ...........................     6,696,892       7,822,088       8,265,537       8,061,730       8,465,603


          See accompanying Notes to Consolidated Financial Statements.

                               inTEST CORPORATION
                             CONSOLIDATED STATEMENTS
                            OF COMPREHENSIVE EARNINGS
                 (in thousands, except share and per share data)

                                                                               Three Months Ended
                                               Years Ended December 31,             March 31,
                                          ----------------------------------   -------------------
                                             1997         1998        1999        1999       2000
                                          ----------   ---------   ---------   ---------   -------
                                                                                   (Unaudited)
Net earnings (loss) ...................    $ 4,223      $1,058      $6,133      $  (61)     $ 478
Foreign currency translation
 adjustments ..........................       (161)         77          49         (76)       (13)
                                           -------      ------      ------      ------      -----
Comprehensive earnings (loss) .........    $ 4,062      $1,135      $6,182      $ (137)     $ 465
                                           =======      ======      ======      ======      =====

          See accompanying Notes to Consolidated Financial Statements.

                              inTEST CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (in thousands, except share and per share data)

                                         Common Stock         Additional
                                    -----------------------     Paid-In     Retained
                                        Shares      Amount      Capital     Earnings
                                    -------------  --------  ------------  ----------
Balance, January 1, 1997, as
 reported ........................    3,790,591       $38      $   689      $  3,833
Pooling of interests with
 Temptronic ......................    2,057,646        21        4,918         3,352
                                      ---------       ---      -------      --------
Balance, January 1, 1997, as
 restated ........................    5,848,237        59        5,607         7,185
Net earnings .....................           --        --           --         4,223
Other comprehensive expense                  --        --           --            --
Deferred compensation ............           --        --          411            --
Amortization of deferred
 compensation ....................           --        --           --            --
Principal payments by Equity
 Participation Plan ..............           --        --           --            --
Dividends ........................           --        --           --        (5,522)
Acquisition of minority
 interest ........................      300,443         3        1,655            --
Issuance of common stock in
 connection with Offering,
 net .............................    1,820,000        18       11,637            --
Acquisition of treasury stock                --        --           --            --
                                      ---------       ---      -------      --------
Balance, December 31, 1997            7,968,680        80       19,310         5,886
Net earnings .....................           --        --           --         1,058
Other comprehensive
 earnings ........................           --        --           --            --
Deferred compensation ............           --        --           47            --
Amortization of deferred
 compensation ....................           --        --           --            --
Elimination of deferred
 compensation related to
 stock options forfeited .........           --        --         (110)           --
Principal payments by Equity
 Participation Plan ..............           --        --           --            --
Stock options exercised ..........        4,162        --           --            --
Issuance of common stock in
 connection with
 Acquisition .....................      625,000         6        2,666            --
                                      ---------       ---      -------      --------
Balance, December 31, 1998            8,597,842        86       21,913         6,944
Net earnings .....................           --        --           --         6,133
Other comprehensive
 earnings ........................           --        --           --            --
Amortization of deferred
 compensation ....................           --        --           --            --
Elimination of deferred
 compensation related to
 stock options forfeited .........           --        --          (41)           --
Principal payments by Equity
 Participation Plan ..............           --        --           --            --
Stock options exercised ..........       33,138        --           --            --
                                      ---------       ---      -------      --------
Balance, December 31, 1999            8,630,980        86       21,872        13,077
Net earnings .....................           --        --           --           478
Other comprehensive expense                  --        --           --            --
Amortization of deferred
 compensation ....................           --        --           --            --
Principal payments by Equity
 Participation Plan ..............           --        --           --            --
Stock options exercised ..........        7,404        --           33            --
Retirement of treasury stock .....      (55,557)       --         (224)           --
                                      ---------       ---      -------      --------
Balance, March 31, 2000
 (Unaudited) .....................    8,582,827       $86      $21,681      $ 13,555
                                      =========       ===      =======      ========

                                      Accumulated
                                         Other
                                     Comprehensive                        Equity                       Total
                                        Earnings        Deferred      Participation    Treasury    Stockholders'
                                       (Expense)      Compensation      Plan Note        Stock        Equity
                                    ---------------  --------------  ---------------  ----------  --------------
Balance, January 1, 1997, as
 reported ........................      $    27          $   --         $     --       $    --       $  4,587
Pooling of interests with
 Temptronic ......................           22             (86)          (3,668)         (193)         4,366
                                        -------          ------         --------       -------       --------
Balance, January 1, 1997, as
 restated ........................           49             (86)          (3,668)         (193)         8,953
Net earnings .....................           --              --               --            --          4,223
Other comprehensive expense.......         (161)             --               --            --           (161)
Deferred compensation ............           --            (411)              --            --             --
Amortization of deferred
 compensation ....................           --              86               --            --             86
Principal payments by Equity
 Participation Plan ..............           --              --              176            --            176
Dividends ........................           --              --               --            --         (5,522)
Acquisition of minority
 interest ........................           --              --               --            --          1,658
Issuance of common stock in
 connection with Offering,
 net .............................           --              --               --            --         11,655
Acquisition of treasury stock                --              --               --           (31)           (31)
                                        -------          ------         --------       -------       --------
Balance, December 31, 1997                 (112)           (411)          (3,492)         (224)        21,037
Net earnings .....................           --              --               --            --          1,058
Other comprehensive
 earnings ........................           77              --               --            --             77
Deferred compensation ............           --             (47)              --            --             --
Amortization of deferred
 compensation ....................           --              93               --            --             93
Elimination of deferred
 compensation related to
 stock options forfeited .........           --             110               --            --             --
Principal payments by Equity
 Participation Plan ..............           --              --              125            --            125
Stock options exercised ..........           --              --               --            --             --
Issuance of common stock in
 connection with
 Acquisition .....................           --              --               --            --          2,672
                                        -------          ------         --------       -------       --------
Balance, December 31, 1998                  (35)           (255)          (3,367)         (224)        25,062
Net earnings .....................           --              --               --            --          6,133
Other comprehensive
 earnings ........................           49              --               --            --             49
Amortization of deferred
 compensation ....................           --              75               --            --             75
Elimination of deferred
 compensation related to
 stock options forfeited .........           --              41               --            --             --
Principal payments by Equity
 Participation Plan ..............           --              --              139            --            139
Stock options exercised ..........           --              --               --            --             --
                                        -------          ------         --------       -------       --------
Balance, December 31, 1999                   14            (139)          (3,228)         (224)        31,458
Net earnings .....................           --              --               --            --            478
Other comprehensive expense                 (13)             --               --            --            (13)
Amortization of deferred
 compensation ....................           --              14               --            --             14
Principal payments by Equity
 Participation Plan ..............           --              --               37            --             37
Stock options exercised ..........           --              --               --            --             33
Retirement of treasury stock .....           --              --               --           224             --
                                        -------          ------         --------       -------       --------
Balance, March 31, 2000
 (Unaudited) .....................      $     1          $ (125)        $ (3,191)      $    --       $ 32,007
                                        =======          ======         ========       =======       ========

          See accompanying Notes to Consolidated Financial Statements.

                               inTEST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (in thousands, except share and per share data)

                                                                            Years Ended December 31,
                                                                      -------------------------------------
                                                                          1997         1998         1999
                                                                      -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings (loss) ...............................................   $  4,223     $   1,058    $  6,133
 Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
  Depreciation .....................................................        755           822         950
  Amortization of goodwill .........................................         49           252         479
  Deferred taxes ...................................................       (503)          259      (1,377)
  Foreign exchange (gain) loss .....................................         84            52         (36)
  Allowance for doubtful accounts, net .............................         54           (32)         17
  Deferred compensation relating to stock options ..................         86            93          75
  Minority interest ................................................         25            --          --
  Changes in assets and liabilities, net of effects of
   Acquisition:
   Trade accounts and notes receivable .............................     (3,358)        2,863      (4,206)
   Inventories .....................................................       (993)          605      (2,080)
   Proceeds from sale of demonstration equipment, net of
     gain ..........................................................        105           251          85
   Refundable domestic and state income taxes ......................        (51)         (750)        977
   Other current assets ............................................        (28)          111        (481)
   Accounts payable ................................................      1,387        (1,284)      3,045
   Domestic and foreign income taxes payable .......................        904        (1,262)      1,785
   Dividends payable ...............................................       (973)           --          --
   Accrued expenses ................................................        347          (724)      1,561
                                                                       --------     ---------    --------
Net cash provided by (used in) operating activities ................      2,113         2,314       6,927
                                                                       --------     ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of business, net of cash acquired .....................         --        (4,629)         --
 Purchase of machinery and equipment ...............................       (609)         (972)     (1,596)
 Other long-term assets ............................................         45           229        (100)
                                                                       --------     ---------    --------
 Net cash provided by (used in) investing activities ...............       (564)       (5,372)     (1,696)
                                                                       --------     ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid ....................................................     (5,541)           --          --
 Net borrowings (repayments) on revolving debt .....................        528          (221)     (1,784)
 Proceeds from long-term debt ......................................        500            21          --
 Repayment of long-term debt .......................................       (351)         (391)       (156)
 Note receivable repayments from Equity Participation Plan .........        176           125         139
 Purchase of treasury stock ........................................        (31)           --          --
 Net proceeds from Offering ........................................     11,655            --          --
 Proceeds from stock options exercised .............................         --            --          --
                                                                       --------     ---------    --------
Net cash provided by (used in) financing activities ................      6,936          (466)     (1,801)
                                                                       --------     ---------    --------
Effects of exchange rate on cash ...................................        (93)           23         (20)
                                                                       --------     ---------    --------
Net cash provided by (used in) all activities ......................      8,392        (3,501)      3,410
Cash and cash equivalents at beginning of period ...................      3,746        12,138       8,637
                                                                       --------     ---------    --------
Cash and cash equivalents at end of period .........................   $ 12,138     $   8,637    $ 12,047
                                                                       ========     =========    ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
 ACTIVITIES
 Details of Acquisition:
  Fair value of assets acquired, net of cash acquired ..............                $   2,003
  Liabilities assumed ..............................................                     (549)
  Common stock issued ..............................................                   (2,672)
  Goodwill resulting from Acquisition ..............................                    5,847
                                                                                    ---------
 Net cash paid for Acquisition .....................................                $   4,629
                                                                                    =========
Net cash payments (receipts):
 Domestic and foreign income taxes .................................   $  1,233     $   2,975    $     59
 Interest ..........................................................        302           358         240

                                                                        Three Months Ended
                                                                             March 31,
                                                                      -----------------------
                                                                         1999         2000
                                                                      ----------  -----------
                                                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings (loss) ...............................................    $  (61)    $     478
 Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
  Depreciation .....................................................       213           287
  Amortization of goodwill .........................................       120           120
  Deferred taxes ...................................................        --            --
  Foreign exchange (gain) loss .....................................         9             7
  Allowance for doubtful accounts, net .............................        (3)           (1)
  Deferred compensation relating to stock options ..................        17            14
  Minority interest ................................................        --            --
  Changes in assets and liabilities, net of effects of
   Acquisition:
   Trade accounts and notes receivable .............................      (999)       (3,796)
   Inventories .....................................................        11        (1,173)
   Proceeds from sale of demonstration equipment, net of
     gain ..........................................................        28             7
   Refundable domestic and state income taxes ......................       975            --
   Other current assets ............................................       (22)          246
   Accounts payable ................................................       119         1,259
   Domestic and foreign income taxes payable .......................       323           530
   Dividends payable ...............................................        --            --
   Accrued expenses ................................................        28          (298)
                                                                        ------     ---------
Net cash provided by (used in) operating activities ................       758        (2,320)
                                                                        ------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of business, net of cash acquired .....................        --            --
 Purchase of machinery and equipment ...............................       (99)         (551)
 Other long-term assets ............................................       (28)          958
                                                                        ------     ---------
 Net cash provided by (used in) investing activities ...............      (127)          407
                                                                        ------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid ....................................................        --            --
 Net borrowings (repayments) on revolving debt .....................      (392)       (1,241)
 Proceeds from long-term debt ......................................        --            --
 Repayment of long-term debt .......................................       (37)         (256)
 Note receivable repayments from Equity Participation Plan .........        33            37
 Purchase of treasury stock ........................................        --            --
 Net proceeds from Offering ........................................        --            --
 Proceeds from stock options exercised .............................        --            33
                                                                        ------     ---------
Net cash provided by (used in) financing activities ................      (396)       (1,427)
                                                                        ------     ---------
Effects of exchange rate on cash ...................................       (52)          (25)
                                                                        ------     ---------
Net cash provided by (used in) all activities ......................       183        (3,365)
Cash and cash equivalents at beginning of period ...................     8,637        12,047
                                                                        ------     ---------
Cash and cash equivalents at end of period .........................    $8,820     $   8,682
                                                                        ======     =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
 ACTIVITIES
 Details of Acquisition:
  Fair value of assets acquired, net of cash acquired ..............
  Liabilities assumed ..............................................
  Common stock issued ..............................................
  Goodwill resulting from Acquisition ..............................
 Net cash paid for Acquisition .....................................
Net cash payments (receipts):
 Domestic and foreign income taxes .................................    $ (900)    $   1,293
 Interest ..........................................................        67            32

          See accompanying Notes to Consolidated Financial Statements.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)

(1) NATURE OF OPERATIONS

     inTEST Corporation (the "Company") is a leading independent designer, manufacturer and marketer of interface solutions and temperature management products that semiconductor manufacturers use in conjunction with automatic test equipment, or ATE, in the testing of integrated circuits, or ICs. The Company's interface solutions products include manipulator, docking hardware and tester interface products.

     The consolidated entity is comprised of inTEST Corporation (parent) and its eight 100% owned subsidiaries: inTEST Limited (Thame, UK), inTEST Kabushiki Kaisha (Kichijoji, Japan), inTEST PTE, Limited (Singapore), inTEST Sunnyvale Corp. (Delaware) (see Note 4), Temptronic Corporation (Delaware), inTEST Investments, Inc. (a Delaware holding company), inTEST IP Corp. (a Delaware holding company) and inTEST Licensing Corp. (a Delaware holding company).

     The Company manufactures its products in the U.S., the U.K. and Singapore (where the Company commenced manufacturing during September 1999). Marketing and support activities are conducted worldwide from the Company's facilities in the U.S., U.K., Japan and Singapore.

     On June 20, 1997, the Company completed an initial public offering of 2,275,000 common shares including 1,820,000 shares of common stock sold by the Company (the "Offering"). Simultaneous with the closing of the Offering, the Company acquired the 21% minority interests in each of its three foreign subsidiaries in exchange for an aggregate of 300,443 shares of the Company's common stock (the "Exchange").

     On March 9, 2000, the Company completed a merger with Temptronic Corporation ("Temptronic") whereby Temptronic was merged into a wholly-owned subsidiary of the Company. The Company exchanged 2,046,793 shares of its common stock for all of the Temptronic common stock. Each share of Temptronic common stock was exchanged for 0.925 shares of the Company's common stock. In addition, outstanding Temptronic stock options were converted at the same exchange ratio into options to acquire 175,686 shares of the Company's common stock. The merger was accounted for under the pooling-of-interests method of accounting and, accordingly, the accompanying consolidated financial statements have been retroactively restated to give effect to the merger. Temptronic also has a 95% owned foreign subsidiary which is consolidated with Temptronic for reporting purposes. Minority interest in this foreign subsidiary is not material.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Reporting

     In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normally recurring adjustments) necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Reclassification

     Certain previously reported amounts for Temptronic have been restated to conform to the accounting methods applied by the Company.

Cash and Cash Equivalents

     Short-term investments, which have maturities of three months or less when purchased, are considered to be cash equivalents and are carried at cost, which approximates market value.

Trade Notes Receivable

     Trade notes receivable are due from trade customers in Japan, and have original maturities of less than four months. The notes are non-interest bearing. Trade notes receivable were $524, $141 and $125 at December 31, 1998 and 1999 and March 31, 2000, respectively.

Note Receivable from Equity Participation Plan

     As a result of the merger with Temptronic, the Company has a note receivable from the Temptronic Corporation Equity Participation Plan ("EPP"). The note was issued on November 6, 1996 with a principal amount of $3.7 million. The note bears interest at 10% and matures on September 30, 2011. The proceeds of the note were used by the EPP to purchase approximately 565,483 shares of common stock at $6.49 per share from certain former stockholders of Temptronic. The Company has agreed to make an annual contribution to the EPP in the amount of the principal plus interest due on the EPP's note (see Note 12).

Credit Risks

     The Company grants credit to customers and generally requires no collateral. To minimize its risk, the Company performs ongoing credit evaluations of its customers' financial condition. Bad debt expense (recoveries) were $68, $(4), $16, $(3) and $(1) for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined under the first-in first-out (FIFO) method.

Machinery and Equipment

     Machinery and equipment are stated at cost. Depreciation is based upon the estimated useful life of the assets using the straight-line method. The estimated useful lives range from three to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the estimated useful life of the asset. Total depreciation expense was $755, $822, $950, $213 and $287 for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. Expenditures for maintenance and repairs are charged to operations as incurred.

Intangibles

     Goodwill resulting from the acquisition of the minority interest in the Company's three foreign subsidiaries and the acquisition of TestDesign (as described in Note 4) is amortized on a straight-line basis over 15 years. Total amortization expense for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 was $49, $252, $479, $120 and $120, respectively. When events or circumstances so indicate, the Company assesses the potential impairment of its intangible assets
                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

and other long-lived assets based on anticipated undiscounted cash flows from operations. Such events and circumstances include a sale of all or a significant part of the operations associated with the long-lived asset, or a significant decline in the operating performance of the asset. If an impairment is indicated, the amount of impairment charge would be calculated by comparing the anticipated discounted future cash flows to the carrying value of the long-lived asset. At March 31, 2000, no impairment was indicated.

Income Taxes

     Just prior to the closing of the Offering (as described in Note 1), the Company terminated its status as an S corporation for Federal tax purposes and in the state of New Jersey. As an S corporation, any Federal and certain New Jersey state income tax liabilities were those of the former S corporation stockholders, not of the Company. All tax liabilities on income earned subsequent to the revocation of the S corporation elections are liabilities of the Company. The Company is taxed in foreign countries and for activity in certain states. The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

Net Earnings (Loss) Per Common Share

     Net earnings (loss) per common share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares and common share equivalents outstanding during each year. Common share equivalents represent stock options using the treasury stock method.

     A reconciliation of weighted average common shares outstanding -- basic to weighted average common shares outstanding -- diluted appears below:

                                                                                        Three Months Ended
                                                 Years Ended December 31,                   March 31,
                                         ----------------------------------------   --------------------------
                                             1997          1998           1999          1999          2000
                                         -----------   ------------   -----------   -----------   ------------
Weighted average common shares
 outstanding -- basic ................    6,531,478     7,668,911      8,084,398     8,061,730     8,137,167
Potentially dilutive securities:
 Employee stock options ..............      165,414       153,177        181,139            --       328,436
                                          ---------     ---------      ---------     ---------     ---------
Weighted average common shares
 outstanding -- diluted ..............    6,696,892     7,822,088      8,265,537     8,061,730     8,465,603
                                          =========     =========      =========     =========     =========

     Weighted average common shares outstanding exclude unallocated shares of common stock held by the Company's EPP (see Note 12).

     As discussed in Note 3, pro forma earnings per common share information for the year ended December 31, 1997 includes certain adjustments to reflect results as if (i) the Company had been taxed as a C corporation for all of 1997, and
(ii) the acquisition of the minority interests in the Company's three foreign subsidiaries had occurred on January 1, 1997.

Revenue Recognition

     Revenues from sales of products are recognized upon shipment to customers. Service revenues are recognized as the services are performed.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Engineering and Product Development

     Engineering and product development costs, which consist primarily of the salary and related benefits costs of the Company's technical staff, as well as product development costs, are expensed as incurred.

Product Warranties

     The Company generally provides product warranties and records estimated warranty expense at the time of sale based upon historical claims experience. Warranty expense for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 was $568, $601, $790, $148 and $247,
respectively.

Stock-Based Compensation

     During 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") in accounting for its stock option plans. Under APB 25, the Company does not recognize compensation expense on the issuance of its stock options to employees and non-employee directors when the option terms are fixed and the exercise price equals the fair value of the underlying stock on the grant date. Compensation expense for stock options granted to non-employees is accounted for based upon the fair value of the options on the date of grant, in accordance with the provisions of SFAS No. 123.

Foreign Currency

     The accounts of the foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation, which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the period. The effects of rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected as other comprehensive earnings or expense in the consolidated statements of stockholders' equity. Transaction gains or losses are included in net earnings.

Financial Instruments

     The Company's financial instruments, principally accounts and notes receivable and accounts payable, are carried at cost which approximates fair value, due to the short maturities of the accounts. The estimated fair values of the Company's notes payable and long-term debt approximates their carrying value based upon the current rates offered to the Company for similar type arrangements.

New Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This Statement requires that certain costs related to the development or purchase of internal software be capitalized and amortized over the estimated useful life of the software. This Statement also requires that costs related to the preliminary project stage and the post implementation/operation stage of an internal use computer software development project be expensed as incurred. The Company adopted this Statement in the first quarter of 1999, as required. The adoption of this Statement did not have a material effect on the results of operations, financial condition or long-term liquidity of the Company.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company plans to adopt this Statement in the first quarter of 2001, as required. The adoption of this Statement is not expected to have a material effect on the results of operations, financial condition or long-term liquidity of the Company.

(3) PRO FORMA STATEMENT OF EARNINGS INFORMATION (Unaudited)

     The Company terminated its status as an S corporation just prior to the closing of the Offering, described in Note 1, and is subject to Federal and additional state income taxes for periods after such termination.

     Accordingly, for informational purposes, the following pro forma information for the year ended December 31, 1997 is presented to show pro forma earnings on an after-tax basis, assuming the Company had been taxed as a C corporation since January 1, 1997. The difference between the Federal statutory income tax rate and the pro forma income tax rate is as follows:



       Federal statutory tax rate .........................   34%
       State income taxes, net of Federal benefit .........    2
       Foreign income taxes ...............................    4
       Non-deductible goodwill amortization ...............    1
       Research credits ...................................   (3)
                                                              --
       Pro forma income tax rate ..........................   38%
                                                              ==

     Set forth below are pro forma results of the Company's operations for the year ended December 31, 1997. These pro forma results reflect adjustments for:

     (i)  the aforementioned change in method of computing taxes; and

     (ii) the amortization of goodwill resulting from the acquisition of minority interests in the Company's three foreign subsidiaries, net of the elimination of the minority interests charge reflected in the consolidated financial statements, as if the Exchange (as described in Note 1) had occurred on January 1, 1997. The goodwill resulting from the Exchange, which totaled $1.3 million, is being amortized over 15 years.

     Pro forma earnings before income taxes ..............................   $   5,824
     Pro forma income taxes ..............................................       2,224
     Pro forma net earnings ..............................................       3,600
     Pro forma net earnings per common share -- basic ....................   $    0.55
     Pro forma weighted average common shares outstanding -- basic .......   6,531,478
     Pro forma net earnings per common share -- diluted ..................   $    0.54
     Pro forma weighted average common shares and common share
       equivalents outstanding -- diluted ................................   6,696,892

     Pro forma net earnings per common share -- basic was calculated by dividing pro forma net earnings by the pro forma weighted average number of common shares outstanding during the period, calculated as if the Exchange had occurred on January 1, 1997.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(3) PRO FORMA STATEMENT OF EARNINGS INFORMATION (Unaudited)  -- (Continued)

     Pro forma net earnings per common share -- diluted was calculated by dividing pro forma net earnings by the pro forma weighted average number of common shares and common share equivalents outstanding during the period, calculated as if the Exchange had occurred on January 1, 1997.

(4) ACQUISITION

     On August 3, 1998, the Company acquired all of the outstanding capital stock of TestDesign Corporation ("TestDesign"), a privately held California corporation (the "Acquisition"). Subsequent to the Acquisition, the Company changed the name of TestDesign to inTEST Sunnyvale Corp. TestDesign is engaged in the design and manufacture of tester interfaces used by the semiconductor industry. The purchase price was $4.4 million in cash and 625,000 shares of the Company's common stock (subject to certain adjustments).

     An escrow (held by a third party escrow agent) of $1.0 million of the cash portion of the purchase price was established at closing. This amount will remain in escrow until July 31, 2000, unless any indemnity claims are then pending, in which case an amount equal to the amount of such pending claims will be retained in escrow until resolution of the claims. Although the Company's common stock had a market price of $4.75 per share on the closing date of the transaction, all of the 625,000 shares issued in connection with the Acquisition are subject to legal restrictions on transfer and were valued at a 10% discount to the market price of the shares. In addition, the Company incurred transaction costs of approximately $425 in completing the Acquisition. The following is an allocation of the purchase price:

       Cash payment ..........................................................    $ 4,400
       Transaction costs .....................................................        425
       625,000 common shares at $4.28 ........................................      2,672
                                                                                  -------
                                                                                    7,497
       Estimated fair value of identifiable assets acquired net of liabilities
        assumed ..............................................................      1,650
                                                                                  -------
       Goodwill to be amortized over 15 years ................................    $ 5,847
                                                                                  =======

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(4) ACQUISITION  -- (Continued)

     The Acquisition has been accounted for as a purchase and the results of operations of the acquired business have been included in the Company's consolidated financial statements since the date of the Acquisition. The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and TestDesign as if the Acquisition had occurred on January 1, 1997 (the 1997 amounts also reflect the pro forma adjustments described in Note 3):

                                                                           Years Ended December 31,
                                                                          ---------------------------
                                                                              1997           1998
                                                                          ------------   ------------
    Pro forma net revenues ............................................   $  48,957      $  40,318
    Pro forma earnings before income taxes ............................       6,154          2,105
    Pro forma income taxes ............................................       2,574          1,162
    Pro forma net earnings ............................................       3,580            943
    Pro forma net earnings per common share -- basic ..................   $    0.50      $    0.12
    Pro forma weighted average common shares outstanding -- basic .....   7,156,478      8,035,349
    Pro forma net earnings per common share -- diluted ................   $    0.49      $    0.12
    Pro forma weighted average common shares and common share
      equivalents outstanding -- diluted ..............................   7,321,892      8,188,527

(5) SEGMENT INFORMATION

     The various products the Company designs, manufactures and markets, which include manipulator, docking hardware, tester interface and temperature management products, are considered by management to be a single product segment. Included in this segment are products the Company designs and markets that are manufactured by third parties, which include high performance test sockets and interface boards. The Company operates its business worldwide and divides the world into three geographic segments: North America, Asia-Pacific and Europe. The North America segment includes the Company's manufacturing, design and service facilities in New Jersey, California and Massachusetts; the Asia-Pacific segment includes the Company's manufacturing, design and service facilities in Singapore and the Company's design and service facilities in Japan; and the Europe segment includes the Company's manufacturing, design and service facility in the U.K. Each segment sells Company designed and manufactured products, while products produced by third party manufacturers are primarily distributed by the Company's Asia-Pacific segment. All three segments sell to semiconductor manufacturers and automatic test equipment manufacturers.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)

(5) SEGMENT INFORMATION  -- (Continued)

     Intercompany pricing between segments is either a multiple of cost for component parts used in manufacturing or a percentage discount from list price for finished goods sold to non-manufacturing segments.

                                                                                      Three Months Ended
                                                  Years Ended December 31,                March 31,
                                            ------------------------------------   ------------------------
                                               1997         1998         1999          1999         2000
                                            ----------   ----------   ----------   -----------   ----------
Net revenues from unaffiliated customers:
 North America ..........................    $32,262      $28,984      $45,064       $ 6,854      $16,148
 Asia-Pacific ...........................      5,743        4,727        5,465           958        2,100
 Europe .................................      2,009        2,347        3,056           411        2,006
                                             -------      -------      -------       -------      -------
                                             $40,014      $36,058      $53,585       $ 8,223      $20,254
                                             =======      =======      =======       =======      =======
Affiliate sales or transfer from:
 North America ..........................    $ 1,181      $ 1,402      $ 2,106       $   417      $   879
 Asia-Pacific ...........................         --           --           --            --           10
 Europe .................................        500          378          951            92          125
                                             -------      -------      -------       -------      -------
                                             $ 1,681      $ 1,780      $ 3,057       $   509      $ 1,014
                                             =======      =======      =======       =======      =======
Depreciation/amortization:
 North America ..........................    $   704      $   994      $ 1,371       $   322      $   381
 Asia-Pacific ...........................         69           53           19             4            6
 Europe .................................         31           27           39             7           19
                                             -------      -------      -------       -------      -------
                                             $   804      $ 1,074      $ 1,429       $   333      $   406
                                             =======      =======      =======       =======      =======
Operating income (loss):
 North America ..........................    $ 4,855      $ 1,283      $ 5,838       $    25      $   672
 Asia-Pacific ...........................        651          299          333            77          461
 Europe .................................        334          494        1,156           (42)       1,044
                                             -------      -------      -------       -------      -------
                                             $ 5,840      $ 2,076      $ 7,327       $    60      $ 2,177
                                             =======      =======      =======       =======      =======
Earnings (loss) before income taxes and
 minority interest:
 North America ..........................    $ 4,927      $ 1,333      $ 5,949       $    18      $   750
 Asia-Pacific ...........................        606          379          442            85          486
 Europe .................................        331          527        1,167           (39)       1,041
                                             -------      -------      -------       -------      -------
                                             $ 5,864      $ 2,239      $ 7,558       $    64      $ 2,277
                                             =======      =======      =======       =======      =======
Income tax expense (benefit):
 North America ..........................    $ 1,054      $   829      $   790       $    67      $ 1,365
 Asia-Pacific ...........................        463          263          339            77          178
 Europe .................................         99           89          296           (19)         256
                                             -------      -------      -------       -------      -------
                                             $ 1,616      $ 1,181      $ 1,425       $   125      $ 1,799
                                             =======      =======      =======       =======      =======
Net earnings (loss):
 North America ..........................    $ 3,873      $   504      $ 5,159       $   (49)     $  (615)
 Asia-Pacific ...........................        131          116          103             8          308
 Europe .................................        219          438          871           (20)         785
                                             -------      -------      -------       -------      -------
                                             $ 4,223      $ 1,058      $ 6,133       $   (61)     $   478
                                             =======      =======      =======       =======      =======
Identifiable assets:
 North America ..........................    $27,000      $28,769      $37,983       $28,478      $36,858
 Asia-Pacific ...........................      2,679        1,706        2,595         2,038        3,264
 Europe .................................      1,611        1,726        2,437         1,628        3,419
                                             -------      -------      -------       -------      -------
                                             $31,290      $32,201      $43,015       $32,144      $43,541
                                             =======      =======      =======       =======      =======

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(5) SEGMENT INFORMATION  -- (Continued)

     The $2.6 million of merger-related costs were incurred by the North America segment. Substantially all interest income is generated by the North America segment. Export sales from the Company's domestic manufacturing facilities (New Jersey, California and Massachusetts) totaled $11.1 million, $12.3 million, $15.9 million, $3.9 million and $4.8 million during the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. During the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, the Company had sales to Japan of $8.0 million, $6.8 million, $5.7 million, $1.0 million and $2.8 million, respectively.

(6) MAJOR CUSTOMERS

     No customer accounted for more than 10% of the Company's consolidated net revenues in 1997, 1998 or 1999.

(7) INVENTORIES

     Inventories were comprised of the following:

                                                      December 31,
                                                  ---------------------    March 31,
                                                     1998        1999        2000
                                                  ---------   ---------   ----------
       Raw materials ..........................    $4,367      $6,091       $7,225
       Work in process ........................     1,538       1,954        1,996
       Finished goods .........................       617         704          777
       Reserve for obsolete inventory .........      (627)       (777)        (852)
                                                   ------      ------       ------
                                                   $5,895      $7,972       $9,146
                                                   ======      ======       ======

(8) DEBT

Lines of Credit

     The Company has a $1.5 million line of credit. Borrowings under this line of credit are principally used for working capital purposes. Borrowings on the line of credit bear interest at the prime rate, which is payable monthly on any outstanding balance. The Company is required to maintain a $50 compensating balance at the bank which granted the line of credit. The credit line expires on June 28, 2000. At March 31, 2000, there were no borrowings outstanding.

     As a result of the merger with Temptronic, the Company has two additional lines of credit with a maximum borrowing capacity of $4.0 million, subject to a borrowing limitation based on a maximum percentage of qualified inventories and accounts receivable. At December 31, 1999, the Company had approximately $2.3 million of borrowing capacity available under these lines at the bank's prime interest rate (8.50%). The weighted average interest rate on outstanding borrowings under the lines of credit in 1998 and 1999 was 8.36% and 7.99%, respectively. The lines of credit are collateralized by a security interest in Temptronic's inventories, accounts receivable and equipment. The line of credit agreements contain certain covenants with which the Company must comply, including the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 1999. There was approximately $1.1 million outstanding under one of these lines of credit upon completion of the merger on March 9, 2000 which was paid off shortly thereafter. The Company does not plan to renew these lines of credit when they expire in June 2000.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(8) DEBT  -- (Continued)

Term Note



     As a result of the merger with Temptronic, the Company has a note agreement with a bank for $500. The agreement was originally entered into in May 1997. Interest is based on the bank's prime rate plus 0.75% (9.25% at December 31, 1999). The note is collateralized by a security interest in Temptronic's inventories, accounts receivable and equipment. The note matures on May 2, 2002. The note agreement contains certain covenants with which the Company must comply, including the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 1999. Upon completion of the merger on March 9, 2000, the Company paid off the remaining balance of $217 of the term note.



(9) STOCK OPTION PLAN

     The 1997 Stock Plan (the "Plan") provides for the granting of either incentive stock options or non-qualified stock options to purchase shares of the Company's common stock and for other stock-based awards to key employees and directors responsible for the direction and management of the Company and to non-employee consultants. The Plan consists of two parts: the Non-Qualified Plan (administered by the Board of Directors of the Company) and the Key Employee Plan (administered by the Compensation Committee of the Board of Directors of the Company). The Company has reserved 500,000 shares of common stock for issuance upon exercise of options or stock awards under the Plan.

     No option may be granted with an exercise period in excess of ten years from the date of grant. Generally, incentive stock options will be granted with an exercise price equal to the fair market value on the date of grant; the exercise price of non-qualified stock options will be determined by either the Board of Directors or the Compensation Committee of the Board of Directors.

     The options which have been issued under this plan generally vest 20% one year from date of grant and 20% in each of the succeeding four years.

     In connection with the merger with Temptronic, outstanding incentive and non-qualified stock options to acquire Temptronic common stock were converted into stock options to acquire the Company's stock at a conversion ratio of 0.925, with appropriate adjustment to the exercise price. The incentive and non-qualified stock options generally vest over four to five years.

     Prior to the merger, shares issued upon exercise were restricted and subject to repurchase by Temptronic, at the then current fair market value of the common stock (to be determined by an independent appraiser) upon termination of the optionee's employment with Temptronic. In addition, in most cases, Temptronic had a right of first refusal if any optionee received a bona fide offer to purchase the common stock issued through exercise of their options where Temptronic could offer, at its election, to repurchase the common stock from the employee at the lower of the then current fair value or the amount of the bona fide offer. As a result of the merger described in Note 1, Temptronic's purchase rights terminated.


      As discussed in Note 2, the Company has elected to continue to follow APB 25 in accounting for its stock option plans. Under APB 25, the Company does not recognize compensation expense on the issuance of its stock options to employees and non-employee directors when the option terms are fixed and the exercise price equals the fair value of the underlying stock on the grant date. Prior to the merger, Temptronic had granted certain non-qualified stock options to employees which had an exercise price below the estimated fair value of Temptronic's common stock at the date of grant. For these options, compensation cost, equaling the difference between the fair market value of the underlying stock and the cost to exercise the options, was
                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(9) STOCK OPTION PLAN  -- (Continued)

recorded as a reduction to stockholders' equity at the date of grant. This cost is amortized to expense as the options vest. Total compensation cost recognized for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 was $86, $93, $75, $17 and $14, respectively.


     Had compensation costs for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per common share for the years ended December 31, 1997, 1998 and 1999 would have been reduced to the pro forma amounts indicated below:


                                                  1997          1998          1999
                                              -----------   -----------   -----------

Net earnings:
 As reported (pro forma for 1997) .........     $ 3,600       $ 1,058       $ 6,133
 Pro forma ................................     $ 3,512       $   915       $ 5,988
Net earnings per common share -- basic:
 As reported (pro forma for 1997) .........     $  0.55       $  0.14       $  0.76
 Pro forma ................................     $  0.54       $  0.12       $  0.74
Net earnings per common share -- diluted:
 As reported (pro forma for 1997) .........     $  0.54       $  0.14       $  0.74
 Pro forma ................................     $  0.52       $  0.12       $  0.72


     The fair value for stock options granted in 1997 and 1998 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1998:

                                                                        1997         1998
                                                                     ----------   ----------
   Risk-free interest rate .......................................     5.67%        5.65%
   Dividend yield ................................................     0.00%        0.00%
   Expected common stock market price volatility factor ..........     0.65         0.61
   Weighted average expected life of stock options ...............   5 years      5 years

     The per share weighted average fair value of stock options issued by the Company in 1997 and 1998 was $4.61 and $3.71, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. As the Company's stock options have characteristics significantly different from those of traded options, and as changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(9) STOCK OPTION PLAN  -- (Continued)

     The following table summarizes the stock option activity for the three years ended December 31, 1999:

                                                                                         Weighted
                                                                                         Average
                                                                            Number       Exercise
                                                                          of Shares       Price
                                                                         -----------   -----------
Options outstanding, January 1, 1997 .................................     224,657        $  3.06
Granted ..............................................................     215,037           5.75
Exercised ............................................................          --             --
Canceled .............................................................     (27,839)          4.32
                                                                           -------        -------
Options outstanding, December 31, 1997 (177,067 exercisable) .........     411,855        $  4.38
                                                                           -------        =======
Granted ..............................................................     200,875        $  4.20
Exercised ............................................................      (4,162)          0.02
Canceled .............................................................     (22,877)          4.22
                                                                           -------        -------
Options outstanding, December 31, 1998 (215,637 exercisable) .........     585,691        $  3.91
                                                                           -------        =======
Granted ..............................................................          --        $    --
Exercised ............................................................     (33,138)          0.10
Canceled .............................................................     (79,598)          3.40
                                                                           -------        -------
Options outstanding, December 31, 1999 (202,464 exercisable) .........     472,955        $  4.26
                                                                           =======        =======

     The total options granted in 1997 include 55,037 options which were granted by Temptronic with an exercise price of $0.02. The weighted average fair value of these options at the date of grant was $6.74. There were no other options issued with exercise prices below market value during the three years ended December 31, 1999.

     On June 30, 1998, the Company modified 141,000 options originally exercisable at $7.50 per share and 10,000 options originally exercisable at $11.00 per share to reduce the exercise price of such options to $6.00 per share.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                 Weighted                        Weighted
                                                                 Average                          Average
                         Number                    Weighted      Exercise         Number         Exercise
     Range of        Outstanding at                Average       Price of     Exercisable at     Price of
     Exercise         December 31,     Maximum    Remaining    Outstanding     December 31,     Exercisable
      Prices              1999           Life        Life        Options           1999           Options
------------------  ----------------  ---------  -----------  -------------  ----------------  ------------

$  0.02                   49,200      10 years    4.92 years     $  0.02         25,613          $  0.02
$3.79 - $4.60            285,755      10 years    7.43 years     $  4.15        121,651          $  4.08
$  6.00                  138,000      10 years    7.54 years     $  6.00         55,200          $  6.00


(10) COMMITMENTS

     The Company leases its offices, warehouse facilities, automobiles and certain equipment under noncancellable operating leases which expire at various dates through 2005. Total rental expense for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 was $1.1 million, $1.1 million, $1.2 million, $299 and $412, respectively.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                  (in thousands, except share and per share data)


(10) COMMITMENTS  -- (Continued)

     The aggregate minimum rental commitments under the noncancellable operating leases in effect at December 31, 1999, are as follows:


          2000 .............................................   $1,312
          2001 .............................................    1,100
          2002 .............................................      662
          2003 .............................................      510
          2004 .............................................      375
          Thereafter .......................................       35

(11) INCOME TAXES

     As discussed in Notes 2 and 3, prior to the Offering the Company had elected S corporation status for Federal and State of New Jersey tax purposes, and therefore, was not directly subject to Federal and certain New Jersey income taxes. Immediately prior to the Offering, the Company terminated its status as an S corporation and is now subject to Federal and additional state income taxes. In addition, the Company is taxed in foreign countries and for activity in certain states. The cumulative amount of undistributed earnings of foreign subsidiaries for which U.S. income taxes have not been provided was approximately $3.0 million and $3.8 million at December 31, 1999 and March 31, 2000, respectively. During 1999, the Company repatriated a portion of the earnings of its foreign subsidiaries. The estimated tax effect of distributing such earnings is expected to be offset by available foreign tax credits.

     Earnings before income taxes were as follows:

                                                         Three Months Ended
                         Years Ended December 31,            March 31,
                     ---------------------------------   ------------------
                        1997        1998        1999      1999       2000
                     ---------   ---------   ---------   ------   ---------
Domestic .........    $4,927      $1,333      $5,949      $18      $  750
Foreign ..........       937         906       1,609       46       1,527
                      ------      ------      ------      ---      ------
                      $5,864      $2,239      $7,558      $64      $2,277
                      ======      ======      ======      ===      ======

     Income tax expense was as follows:

                                       Years Ended December 31,
                                 ------------------------------------
                                    1997        1998          1999
                                 ---------   ----------   -----------
Current:
 Domestic -- Federal .........    $1,243       $  516      $  1,934
 Domestic -- state ...........       303           54           215
 Foreign .....................       573          352           652
                                  ------       ------      --------
                                   2,119          922         2,801
                                  ------       ------      --------
Deferred:
 Domestic -- Federal .........      (485)         284          (946)
 Domestic -- state ...........       (18)         (25)         (430)
                                  ------       ------      --------
                                    (503)         259        (1,376)
                                  ------       ------      --------
Income tax expense ...........    $1,616       $1,181      $  1,425
                                  ======       ======      ========

     Deferred income taxes reflect the net tax effect of net operating loss and credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes
                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(11) INCOME TAXES  -- (Continued)

and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999:

                                                             December 31,
                                                        -----------------------
                                                            1998         1999
                                                        -----------   ---------
Deferred tax assets:
 Accrued vacation pay ...............................    $    157      $  195
 Allowance for doubtful accounts ....................          80          88
 Inventories ........................................         277         392
 Accrued warranty ...................................          38          87
 Accrued bonuses ....................................          --          84
 Net operating loss and credit carryforward .........         966         686
 Stock compensation .................................          69          88
 Machinery and equipment ............................         154         101
 Other ..............................................          37          55
                                                         --------      ------
                                                            1,778       1,776
 Valuation allowance ................................      (1,508)        (90)
                                                         --------      ------
   Deferred tax assets ..............................         270       1,686
                                                         --------      ------
Deferred tax liabilities:
 Accrued royalty income .............................         (25)        (65)
                                                         --------      ------
   Deferred tax liabilities .........................         (25)        (65)
                                                         --------      ------
Net deferred tax asset ..............................    $    245      $1,621
                                                         ========      ======

     The valuation allowance for deferred tax assets as of the beginning of 1998 and 1999 was $898 and $1.5 million, respectively. The net change in the valuation allowance for the years ended December 31, 1998 and 1999 was an increase of $610 and a decrease of $1.4 million, respectively. In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the total deferred tax assets, the Company will need to generate future taxable income prior to the expiration of net operating loss and credit carryforwards which expire at various years through 2019. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management believes it is more likely than not the Company will realize the benefit of the deferred tax asset, net of the valuation allowance, at December 31, 1999. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(11) INCOME TAXES  -- (Continued)

     An analysis of the effective tax rate on earnings and a reconciliation from the expected statutory rate are as follows:

                                                                                        Three Months Ended
                                                       Years Ended December 31,             March 31,
                                                 ------------------------------------   ------------------
                                                    1997        1998          1999       1999       2000
                                                 ---------   ----------   -----------   ------   ---------
Expected income tax provision at U.S.
 statutory rate ..............................    $1,994       $  761      $  2,570      $ 22     $  774
State taxes, net of Federal benefit ..........        79          (65)          157       (26)       114
Increase (decrease) in tax from:
 Non-deductible merger-related costs..........        --           --            --        --        792
 Liquidation of life insurance policies.......        --           --            --        --         81
 Non-deductible goodwill and other
   permanent differences .....................       (36)         (83)           28        10         33
 Foreign income tax rate differences .........       219           12            58         3          1
 S corporation earnings not subject to
   Federal taxation ..........................      (549)          --            --        --         --
 Federal credits .............................      (112)         (41)          (51)       --         --
 Change in valuation allowance ...............        48          610        (1,418)      116         --
 Other .......................................       (27)         (13)           81        --          4
                                                  ------       ------      --------      ----     ------
Income tax expense ...........................    $1,616       $1,181      $  1,425      $125     $1,799
                                                  ======       ======      ========      ====     ======

(12) EMPLOYEE BENEFIT PLANS

     In 1996, the Company instituted a defined contribution 401(k) plan for its employees who work in the U.S. All permanent employees of inTEST Corporation and inTEST Sunnyvale Corp. who are at least 18 years of age and have completed six months of service with the Company are eligible to participate in the plan. Under the plan, the Company matches employee contributions dollar for dollar up to 10% of the employee's annual compensation up to $5. In addition, the Company may, at its discretion, match employee contributions dollar for dollar for amounts exceeding 10% up to 15% of the employee's annual compensation to a maximum of $5. Employer contributions vest over a six-year period. The Company contributed $129, $157, $221, $72 and $85 to the plan for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     inTEST Sunnyvale (formerly TestDesign) adopted a defined contribution 401(k) plan for its employees in July 1994. All permanent employees who were at least 18 years of age and had completed six months of service with inTEST Sunnyvale were eligible to participate in the plan. Under the plan, inTEST Sunnyvale matched employee contributions equal to 25% of an employee's contributions up to 5% of gross salary. Matching contributions for the plan were $6 from the date of the Acquisition through December 31, 1998. In addition, the plan allowed inTEST Sunnyvale to make discretionary matching contributions up to 6.5% of an employee's gross salary for the year based upon inTEST Sunnyvale's profitability. There were no discretionary matching contributions made from the date of the Acquisition through December 31, 1998.

     Effective October 1, 1998, all inTEST Sunnyvale permanent employees who were at least 18 years of age and had completed six months of service were offered enrollment in the Company's 401(k) plan, and employee contributions and employer matching contributions into the inTEST Sunnyvale plan ceased. The Company is currently in the process of terminating the inTEST Sunnyvale plan. Upon termination, the former participants will have the option of rolling their assets into the Company's plan.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(12) EMPLOYEE BENEFIT PLANS  -- (Continued)

     Temptronic adopted a defined contribution 401(k) plan for its domestic employees in 1988. All permanent employees who are at least 21 years of age and have completed six months of service with Temptronic are eligible to participate in the plan. Under the plan, Temptronic may make discretionary matching contributions to be determined annually by Temptronic up to 6% of the employees' annual compensation. Employer contributions vest over a seven-year period. Temptronic contributed $93, $88, $56, $17 and $0 to the plan for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     Temptronic established the EPP covering substantially all employees in 1982. On November 6, 1996, in exchange for a note receivable, Temptronic loaned the EPP $3.7 million to purchase 565,483 shares of stock from certain former stockholders of Temptronic. The amount of the note from the EPP was recorded as a reduction of stockholders' equity. The amount in stockholders' equity is reduced when the tax deductible contributions are made. Shares acquired are allocated to participant accounts on September 30 of each plan year. Temptronic contributed approximately $470, $470, $470, $118 and $118 to the EPP during the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, and recorded interest income of $294, $345, $331, $85 and $81, respectively, on the EPP note. At March 31, 2000, the EPP owned 665,157 shares of stock with a fair market value of approximately $13.9 million of which 212,798 shares were allocated to participants. The remaining shares will be allocated to participants in the future under the EPP guidelines.

(13) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                             December 31,
                                         ---------------------    March 31,
                                            1998        1999        2000
                                         ---------   ---------   ----------
Accrued compensation .................    $  503      $1,237      $ 1,077
Accrued commissions ..................       312         776          551
Accrued merger-related costs .........        --          --          400
Accrued warranty costs ...............       100         228          263
Accrued professional fees ............       106         340          115
Customer deposits ....................       100         138          101
Accrued directors fees ...............       109         105           42
Accrued other ........................       217         187          157
                                          ------      ------      -------
                                          $1,447      $3,011      $ 2,706
                                          ======      ======      =======

(14) RELATED PARTY TRANSACTIONS

     The Company paid consulting fees to one individual who is a member of the Board of Directors of the parent company which totaled $17, $56, $67, $17 and $22 during the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     During 1998, in connection with the acquisition of TestDesign, the Company repaid $215 on a note due to a firm ("PRIM") controlled by Douglas W. Smith, Executive Vice President and Chief Operating Officer of the Company. This note, which did not bear interest or have a maturity date, evidenced borrowings that TestDesign had made from PRIM prior to the acquisition. In addition, subject to the terms of a consulting agreement between TestDesign and Gregory W. Slayton, a current board member of the Company, the Company paid directly to Mr. Slayton, on behalf of TestDesign, $170 in cash and 31,250 shares of the Company's common stock. These payments are included in the merger consideration and are accounted for as described in Note 4.

                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(14) RELATED PARTY TRANSACTIONS  -- (Continued)

     Some of the Company's foreign subsidiaries paid directors' fees to several individuals who are members of management of the parent company which totaled $177, $104, $119, $71 and $17 during the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     At December 31, 1998 and 1999 and March 31, 2000, there were $49, $48 and $12, respectively, of foreign directors' fees payable to members of management of the parent company.


     Temptronic has transactions in the normal course of business with Hakuto Co. Ltd. As of March 31, 2000, a wholly-owned subsidiary of Hakuto Co. Ltd., Hakuto America Holdings, Inc., owned 647,500 shares of the Company's outstanding stock. During the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, Temptronic sold product at market prices totaling approximately $2.8 million, $2.5 million, $1.5 million, $357 and $515, respectively, to Hakuto Co. Ltd. At December 31, 1998 and 1999 and March 31, 2000, accounts receivable from Hakuto Co. Ltd. amounted to approximately $137, $200 and $63, respectively.


(15) LEGAL PROCEEDINGS

     As previously reported, on April 16, 1999, the Company and its subsidiary, inTEST IP Corp. (which holds title to all of the Company's intellectual property) filed suit against a competitor for infringement of a United States patent held by the Company (the "815 Patent"). The invention disclosed and claimed in the 815 Patent is directed to a system for positioning and docking a test head to a device handler and is used in the testing of integrated circuits. The Company sells docking hardware products covered by the 815 Patent worldwide.

     As alleged in the complaint, the competitor began manufacturing, offering to sell, and selling products as early as 1991 that, without license, infringed upon the claims of the 815 Patent. The complaint asked the court to enjoin the competitor from further acts of infringement and award the Company damages, including lost profits, from the infringing product sales.

     On March 31, 2000, the Company entered into a settlement agreement with the competitor under which the Company agreed to dismiss the suit. The settlement agreement provides, among other things, that the competitor acknowledged the validity of the 815 Patent with regard to its existing docking hardware products, agreed to pay the Company $300 over two years, became a licensee under the 815 Patent and agreed to pay royalties to the Company for future sales of its current design of docking hardware products.

     All legal fees incurred in connection with this matter have been expensed. The amounts to be received for settlement of the suit will be offset against the same expense category to which these legal fees were charged.

(16) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

     The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 1999. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the Consolidated Financial Statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the period presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

     The Company's business is not seasonal; therefore year-over-year quarterly comparisons of the Company's results of operations may not be as meaningful as the sequential quarterly comparisons set forth
                               inTEST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)
                 (in thousands, except share and per share data)


(16) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)  -- (Continued)

below which tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

                                                                   Quarters Ended
                                             -----------------------------------------------------------
                                               March 31,      June 30,     September 30,    December 31,
                                                  1999          1999            1999            1999          Total
                                             -------------  ------------  ---------------  -------------  ------------
Net revenues ..............................   $    8,223     $   10,816     $   15,237      $   19,309     $   53,585
Gross margin ..............................        3,752          5,314          7,615          10,029         26,710
Earnings before income taxes ..............           64          1,051          2,669           3,774          7,558
Income taxes ..............................          125            357            901              42          1,425
Net earnings (loss) .......................          (61)           694          1,768           3,732          6,133
Net earnings (loss) per common share --
 basic ....................................   $    (0.01)    $     0.09     $     0.22      $     0.46     $     0.76
Weighted average common shares
 outstanding -- basic .....................    8,061,730      8,071,154      8,081,482       8,122,588      8,084,398
Net earnings (loss) per common share --
 diluted ..................................   $    (0.01)    $     0.08     $     0.21      $     0.45     $     0.74
Weighted average common shares
 and common share equivalents
 outstanding -- diluted ...................    8,061,730      8,217,571      8,260,359       8,358,355      8,265,537

                                                                  Quarters Ended
                                         -----------------------------------------------------------
                                           March 31,      June 30,     September 30,    December 31,
                                              1998          1998            1998            1998          Total
                                         -------------  ------------  ---------------  -------------  ------------
Net revenues ..........................   $   10,634     $    9,697     $    8,407      $    7,320     $   36,058
Gross margin ..........................        5,419          4,649          3,867           3,253         17,188
Earnings (loss) before income taxes ...        1,908            849            269            (787)         2,239
Income taxes ..........................          689            571            153            (232)         1,181
Net earnings (loss) ...................        1,219            278            116            (555)         1,058
Net earnings (loss) per common share --
 basic ................................   $     0.16     $     0.04     $     0.01      $    (0.07)    $     0.14
Weighted average common shares
 outstanding -- basic .................    7,394,868      7,404,292      7,815,345       8,052,303      7,668,911
Net earnings (loss) per common share --
 diluted ..............................   $     0.16     $     0.04     $     0.01      $    (0.07)    $     0.14
Weighted average common shares and
 common share equivalents
 outstanding -- diluted ...............    7,557,841      7,561,125      7,967,515       8,052,303      7,822,088

                               inTEST CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)





                                      Balance                            Additions
                                         at        Acquisition    ------------------------    Balance at
                                     Beginning          of                        Other         End of
                                     of Period      TestDesign     Expense     Deductions       Period
                                    -----------   -------------   ---------   ------------   -----------
Year Ended December 31, 1997
 Allowance for doubtful accounts ...    $143           $--          $68           $14            $197
 Inventory obsolescence reserve ....     303            --          297            93             507
 Warranty reserve ..................      71            --          568           484             155

Year Ended December 31, 1998
 Allowance for doubtful accounts ...     197            54           (4)           26             221
 Inventory obsolescence reserve ....     507            38          260           178             627
 Warranty reserve ..................     155            20          601           676             100

Year Ended December 31, 1999
 Allowance for doubtful accounts ...     221            --           16            (2)            239
 Inventory obsolescence reserve ....     627            --          242            92             777
 Warranty reserve ..................     100            --          790           662             228

                               INSIDE BACK COVER


inTEST designs and manufactures interface solutions and temperature management products used by semiconductor manufacturers in the testing of integrated circuits.



[Photo of in2(R)Universal Manipulator product]


in2(R)Universal Manipulator
-Universal, free standing manipulator
-Holds test head in an effectively weightless state
-Provides six degrees of motion freedom
-Modest amount of force required to move large test heads


[Photo of Pro Dock product]

Pro Dock
-Dedicated manipulator
-Targets 300 mm wafer level testing
-Designed to increase floor space utilization by 25% to 40% compared to other manipulators

[Photo of ThermoChuck(R)product]


ThermoChuck(R)
-Enables wafer level testing from -65 degrees Centigrade to +400 degrees
 Centigrade
-Capable of holding wafers up to 300 mm
-Designed to provide stable and uniform temperature over the wafer surface


[Photo of ThermoStream(R)product]


ThermoStream(R)
-Tests packaged ICs and printed circuit boards
-Enables testing from -80 degrees Centigrade to +225 degrees Centigrade -Maintains stable temperature within 1.0 degree Centigrade


[inTEST, TestDesign and Temptronic logos]



[Temptronic Logo]               [inTEST Logo]              [Test Design Logo]
Thermal Solutions      Positioner and Docking Solutions    Interface Solutions
www.temptronic.com             www.intest.com                www.intest.com



                               OUTSIDE BACK COVER

[inTEST logo centered on page with white background]

                                     PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     We will bear the expenses listed below in connection with the sale of the securities being registered. Other than the SEC registration fee, the amounts stated are estimates.


         SEC registration fee ......................   $ 10,854
         Nasdaq listing fee ........................     17,500
         NASD filing fee ...........................      4,611
         Blue Sky Fees .............................      2,500
         Accounting fees and expenses ..............    100,000
         Legal fees and expenses ...................    200,000
         Transfer agent and registrar fees .........     15,000
         Printing expenses .........................    100,000
         Miscellaneous .............................     49,535
                                                       --------
          Total ....................................   $500,000
                                                       ========

Item 15. Indemnification of Directors and Officers.

     Article VI of our bylaws provides that we shall indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. The bylaws require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification. The bylaws require that we indemnify our officers and directors in connection with any proceeding (or part thereof) initiated by the officer or director only if the initiation of the proceeding was authorized by the board of directors. Reference is made to Section 145 of the Delaware General Corporation Law which provides for indemnification of directors and officers in certain circumstances.

     Article IX of our certificate of incorporation provides that our directors shall not be personally liable to the corporation or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (iv) for any transaction from which the director derives an improper personal benefit.

     We have an insurance policy which will entitle us to be reimbursed for certain indemnity payments we are required or permitted to make to our directors and officers.

Item 16. Exhibits.

     The following is a list of exhibits filed as part of the Registration
Statement:

      1    Underwriting Agreement*

      5    Opinion of Saul, Ewing, Remick & Saul LLP*


     23.1  Consent of KPMG LLP

     23.2  Consent of Ernst & Young LLP

     23.3  Consent of Saul, Ewing, Remick & Saul LLP (included in Exhibit 5)*

     23.4  Consent of Ratner & Prestia, P.C.

     24    Power of Attorney**

      * Previously filed as an exhibit to the Registration Statement filed on July 25, 2000.

     ** Previously filed as an exhibit to the Registration Statement filed on May 23, 2000.

Item 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

      (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Cherry Hill, New Jersey on July 31, 2000.

                                                  inTEST CORPORATION


                                                  By: /s/ Robert E. Matthiessen
                                                      -----------------------
                                                      Robert E. Matthiessen
                                                      President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on July 31, 2000.


      /s/ Robert E. Matthiessen   President, Chief Executive Officer and
-------------------------------   Director (principal executive officer)
       Robert E. Matthiessen

               *                  Treasurer, Secretary and Chief Financial
-------------------------------   Officer (principal financial officer)
         Hugh T. Regan, Jr.

               *                  Executive Vice President, Chief Operating
-------------------------------   Officer and Director
        Douglas W. Smith

               *                  Vice Chairman, Senior Vice President and
-------------------------------   Director
        Daniel J. Graham

               *                  Chairman
-------------------------------
          Alyn R. Holt

               *                  Director
-------------------------------
       Richard O. Endres

               *                  Director
-------------------------------
       Stuart F. Daniels

               *                  Director
-------------------------------
         Gregory W. Slayton

               *                  Director
-------------------------------
        James J. Greed, Jr.

               *                  Director
-------------------------------
        William M. Stone


*By: /s/ Robert E. Matthiessen
    ---------------------------
        Robert E. Matthiessen
        Attorney-in-Fact


                                  EXHIBIT INDEX

  Exhibit No.     Exhibit
  -----------     -------

       1          Underwriting Agreement*

       5          Opinion of Saul, Ewing, Remick & Saul LLP*


      23.1        Consent of KPMG LLP

      23.2        Consent of Ernst & Young LLP

      23.3        Consent of Saul, Ewing, Remick & Saul LLP*
                  (included in Exhibit 5)

      23.4        Consent of Ratner & Prestia, P.C.

      24          Power of Attorney**

      * Previously filed as an exhibit to the Registration Statement filed on July 25, 2000.

      ** Previously filed as an exhibit to the Registration Statement filed on May 23, 2000.